Exhibit 99.1

Envigado, January 28, 2025 FILING AND REPORT OF THE IMPLEMENTATION OF BEST CORPORATE PRACTICES Almacenes Éxito S . A . (the “Company”) informs its shareholders and the market in general that in accordance with the provisions of the External Circular 028 of 2014 issued by the Financial Superintendency of Colombia (“SFC”), the Company submitted the Implementation of Best Corporate Practices Report 2024 (“Código País”) before the regulator . The full content of this report is available on the corporate website and is attached below :

BEST CORPORATE PRACTICES IMPLEMENTATION REPORT TRANSMISSION ALMACENES ÉXITO S.A. MAIN REGISTERED AGENT Juan Carlos Calleja Hakker REGISTERED AGENT APPOINTED TO SEND THE IMPLEMENTATION REPORT Ivonne Windmueller Palacio REPORTING PERIOD 2024 REPORT DATE JANUARY 28, 2025

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 2 INTRODUCTION Implementation of the recommendations of Colombia's new Best Corporate Practices Code must be reported by issuers to the Financial Superintendence of Colombia (SFC, for the Spanish original) by means of this Best Corporate Practices Implementation Report . The objective of this report is to inform the securities market of each issuer’s implementation, or failure to do so, of the code’s recommendations . To this end, for each recommendation there are three boxes for YES, NO and N . A . (not apply), as well as a space to supplement its response as follows : If the answer is yes, the issuer must briefly describe the way such implementation has been made . If not, the issuer must explain the reasons why it has not been adopted . The N . A . response can only be provided by the issuer in cases that for legal reasons it is not possible to adopt the recommendation . In this case, the issuer must indicate precisely the law or regulation which prevents it . Given that, some recommendations are made up of a number of specific aspects, is important to emphasize that these will only be understood as implemented if all the aspects that compose them are met, unless the reason for not adopting some is of legal nature, which should be indicated . Each recommendation has a box to indicate the date the issuer first implemented it . Additionally, there will be the box where the dates on which changes are made will be recorded . Finally, when the issuer by its nature does not have the specific body to which the recommendation relates it shall be understood that it refers to the equivalent body within the entity .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 3 I. SHAREHOLDERS' RIGHTS AND EQUAL TREATMENT Measure No. 1: The principle of equal treatment. 1.1. The Corporation gives equal treatment to all the shareholders who have similar shares and conditions, without granting access to privileged information to some shareholders above others. N/A NO X YES 1.1 Measure Implementation YES . Briefly indicate : In the actions carried out by the Company during 2024 , the principle was fully applied . The Company provides equal treatment to all its shareholders . This principle is enshrined in Articles 9 and 36 . 2 (a) of the Bylaws, by establishing equitable treatment for all shareholders and investors as a fundamental premise of the actions of the Company and even of the Board of Directors . Similarly, in chapter three of the Corporate Governance Code, mechanisms are established to ensure equitable treatment for all shareholders and holders of securities other than shares of the Company, and in chapter four, this measure is established as a duty of the Company's employees and directors . The Company Bylaws and the Corporate Governance Code can be accessed by visiting the following links, respectively : https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf In order to give greater visibility to the measures for the protection of shareholders and holders of securities other than shares, among which is the guarantee of their equitable treatment, the Company has generated an extract of the chapter on the subject contained in the Corporate Governance Code, which is available on the corporate website : https://www.grupoexito.com.co/es/2.Protection - Shareholders - .pdf Likewise, prior to the ordinary meeting of the General Shareholders' Meeting held in 2024 , among the decisions adopted by the Board of Directors was the approval of the implementation of measures to ensure the equitable treatment of all shareholders and promete their participation in the respective shareholders' meeting in light of Part III, Title I, Chapter VI of the Basic Legal Circular (External Circular 29 of 2014 ) : https://www.grupoexito.com.co/es/Other - events - 09022024.pdf Other links of interest where the application of the principle can be validated: https://www.grupoexito.com.co/es/Call - GSA - 21032024.pdf NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 4 NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date March 27, 2019 Modification Date 1 . 2 . The Board of Directors has approved concrete procedures to determine the corporation’s ways to relate to the different types of shareholders, regarding matters such as : access to information ; answer to information requests ; communication channels ; interaction between the shareholders and the corporation, its Board of Directors, and the remaining managers . N/A NO X YES 1.2 Measure Implementation YES . Briefly indicate : The Company's Corporate Governance Code provides for several mechanisms implemented in order to strengthen the relationship with the different stakeholders, among which the Financial and Non - Financial Information Disclosure Policy approved by the Board of Directors (chapter five) stands out, which, in addition to enshrining : (i) the regulation of the Information Disclosure Committee, (ii) the information that is the subject of disclosure, and (iii) the means and channels for making such disclosure ; establishes : (iv) information on the Shareholder and Investor Service Office ; (v) the means and channels for receiving and attending to proposals for decisions, requests, consultations and petition rights . In addition to the above, the Company has a shareholder and investor service office, whose main function is to facilitate relations with the market, and which is available for personal or electronic attention to requests, queries or petition rights of shareholders . Your contact details can also be found on the corporate website (in 2 sections for greater visibility) . Likewise, the Information Disclosure Procedure, approved by the Audit and Risks Committee of the Board of Directors, contains all the guidelines that must be followed by the different responsible parties to ensure that shareholders, investors and stakeholders have the necessary knowledge about the state, progress and evolution of the Company's businesses so that they have sufficient elements of judgment for decision - making . The Company's Corporate Governance Code can be accessed at : (Pg . 77 – 84 ) . https : //www . grupoexito . com . co/es/ 1 . Corporate - Governance - Code . pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 5 The Disclosure Procedure can be accessed at: https://www.grupoexito.com.co/es/3.Disclosure - Procedure.pdf On the website there is also a space dedicated exclusively to shareholders and investors (by selecting in the menu the option called "03. Shareholders and investors"): https://www.grupoexito.com.co/en NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date August 12,2024 Modification Date Measure No. 2 Information about shares. 2 . 1 . On its web site, the Company provides the public with clear, precise, and in a comprehensive way, about the different share classes issued by the Company, the number of shares issued for each class, and the number of shares in reserve, as well as the rights and duties inherent to each share class . N/A NO X YES 2.1 Measure Implementation YES . Briefly indicate : All information about the Company's shares is made clear, accurate and complete on the Company's corporate website to the public . Information about share issues can be found at the following link: https://www.grupoexito.com.co/en/issuance - shares Regarding the characteristics of shares, dividends, income tax returns, share exchange, share issuances, mechanisms for handling share - related queries, dematerialization of shares and share split, can be accessed at the following link : https://www.grupoexito.com.co/en/faq

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 6 Likewise, the Company reports the shareholder composition quarterly to the Financial Superintendence, which can be consulted in the RNVE and on the corporate website : https://www.grupoexito.com.co/en/main - shareholders Likewise, the Company's shareholding structure is available on its corporate website: https://www.grupoexito.com.co/en/shareholding - structure Information on the corporate structure (in accordance with the financial statements), the tax audit and the internal audit can also be consulted through this link . NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date February 19, 2018 Modification Date Measure No. 3 No capital dilution. 3 . 1 . In transactions that may cause the dilution of the capital of minority shareholders (i . e . a capital increase with a waiver of preemptive rights in the subscription of shares, a merger, a segregation (spinoffs), among others), the corporation will explain them to the shareholders in detail via a prior report from the Board of Directors and a recommendation regarding the terms of the transaction from an outside independent consultant of recognized standing (fairness opinion), appointed by the Board of Directors . These reports are available to the shareholders prior to the General Meeting, within the terms for the exercise of inspection rights . N/A X NO YES 3.1 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 7 YES. Briefly indicate: NO . Explain : The Financial and Non - Financial Information Disclosure Policy contained in the Corporate Governance Code (Chapter Five) expressly establishes that the Company shall communicate and disclose to its shareholders the information relating to transactions that may result in the dilution of shareholders' capital . Likewise, when complying with the procedure for disclosing information to shareholders and the market, the Company takes into consideration providing clear and sufficient information on possible capital dilution, in the event that there is any operation that gives rise to it . As explained in July 2022 by the Company to the Financial Superintendency 1 :  As of the date of completion and transmission of this survey, the most recent evidence of the adoption of this practice by the Company is verified in the information made available to shareholders on the occasion of the transaction that is the subject of the General Shareholders' Meeting, at its extraordinary meeting on September 12 , 2019 (this was the last transaction that could lead to the dilution of the capital of minority shareholders) . On that occasion, in accordance with the provisions of the measure, the Company explained in detail to its shareholders in a preliminary report, and with the opinion on the terms of the transaction,of an independent external advisor of recognized solvency ( fairness opinion) . The above information is available at the following link on the corporate website: https://www.grupoexito.com.co/es/asamblea - accionistas - 2019 - reunion - extraordinaria - 12 - septiembre - documentacion - soporte  During the years 2020 , 2021 , 2022 , 2023 , and 2024 , no transaction was carried out that could lead to the dilution of and, therefore, lead to the implementation of said measure .  In 2023 , Grupo Éxito was separated from its parent company Companhia Brasileira de Distribuição ("CBD or GPA"), an operation that did not involve a dilution of Éxito's capital . All information related to the publications to the market through the relevant information mechanism, the corporate presentations used for meetings with 1 [1] Through the response filed under code 2022133519 - 002 - 000 to the requiremen t under file 2022133519 - 000 - 000.

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 8 analysts, investors and shareholders and the links to the SEC and CVM regulatory bodies (of the United States and Brazil, respectively) are located at the following link on our website: https://www.grupoexito.com.co/es/adrsII - bdrsII - spli However, the "No" option is selected, taking into account the recommendations received from the Financial Superintendence on August 5 , 2024 , where they inform the Company that in order for the measure to be understood to have been fully adopted, in addition to being developed in internal regulations, it must expressly contain the following conditions : (i) the preparation of a prior report by the Board of Directors, (ii) that said report is accompanied by an opinion of an independent advisor, and (iii) that the above documents are made available to shareholders during the period of the right of inspection . The Company's Corporate Governance Code (see chapter five, page 68 ) can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NA. Precise the law or regulation that prevents the adoption of the recommendation: Implementation Date Modification Date Measure No. 4 Information and communication with shareholders. 4 . 1 . The corporation has an institutional web site in Spanish and English, with a link of Corporate Governance, or of relations with shareholders and investors, or equivalent . It will include financial and non - financial information in the terms proposed by recommendations 32 . 3 and 33 . 3 . Furthermore, under no circumstance, it will include the corporation’s confidential information, or that relative to company secrets, or any other whose disclosure could be used to the detriment of the corporation . N/A NO X YES 4.1 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 9 YES . Briefly indicate : The Company has the website https : //www . grupoexito . com . co/en , which complies with the information detailed in recommendations 32 . 3 and 33 . 3 , both in Spanish and English . Similarly, the corporate website has a section dedicated exclusively to Corporate Governance (which can be accessed by clicking on the menu option " 02 . Corporate Governance") and another dedicated to Shareholders and Investors (which can be accessed by clicking on the menu option " 03 . Shareholders and Investors"), with information of their financial and non - financial interest . It should be noted that the Company also has a website in Portuguese, which includes the corporate governance and shareholder and investor relationship information required by Brazilian regulations : https : //www . grupoexito . com . co/pt NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date February 19, 2018 Modification Date 4 . 2 . The corporation has permanent - access mechanisms targeted exclusively to shareholders , such as a web link (only for them), or an office devoted to the relations with shareholders and investors, periodical information sessions, among others . These spaces should permit them state their opinions, concerns or suggestions on the corporation’s development, or about their condition as shareholders . N/A NO X YES 4.2 Measure implementation YES . Briefly indicate : The Company has links on the website exclusively for shareholders . The Financial Vice Presidency directly attends to shareholders and investors, permanently facilitates the relationship with the market and attends personally or electronically to their requests and queries .

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The contact details can be found on the Company's website (in 2 sections for greater visibility) and in the Corporate Governance Code (chapter five). In addition, the Corporate Governance Code enshrines additional mechanisms for the receipt and attention of decision proposals, requests, consultations and petition rights of shareholders. During 2024, the Company published 4 quarterly results, 4 quarterly results conference calls, and 1 Ordinary Meeting of the General Shareholders' Meeting. The Company's Corporate Governance Code (see chapter five) can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Contact information for the attention of shareholders and investors can be found on the corporate website through the following links: https://www.grupoexito.com.co/en/contact-shareholders-investors https://www.grupoexito.com.co/en/faq
NO. Explain:
NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	

4.3. The corporation organizes events to present quarterly results to its shareholders and to market analysts. These may be in person or through distant-communication media (conference, video conference, etc.).

4.3 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: The Company complies with the recommendation whenever it organizes quarterly results presentation events, aimed at its shareholders and market analysts by telephone conference and online via

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 11 Teams . The information is shared in English during the call and its transcript is posted in Spanish on the website . In the same way, the financial results of each quarter and a presentation of these are published on the website ; in addition to making the disclosure of relevant information in accordance with the applicable regulations in force . In 2024 , four (4) teleconferences were held, the reports and presentation are published on the society's website, in the following route : https://www.grupoexito.com.co/en/financial - information NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date Modification Date 4 . 4 . The corporation organizes or takes part in presentations, events, or forums on fixed - yield instruments , mostly addressed to debt - security investors and market analysts . These events offer updates on the issuer’s business indicators, the management of its liabilities, its financial Policy, its ratings, its behavior concerning covenants, etc . N/A NO X YES 4.4 Measure implementation YES . Briefly indicate : During the year 2024 , the Company coordinated spaces in order to update and keep its shareholders and investors informed . The Company held quarterly results conference calls where a space is assigned to answer questions from attendees . NO. Explain: NA. Precise the law or regulation that prevents the

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adoption of the recommendation:

Implementation Date	May 16, 2017
Modification Date	

4.5. The corporation's bylaws provide that a shareholder or group of shareholders, representing at least five percent (5%) of the capital, may request the performance of Specialized Audits on matters other than those pertaining to the audits carried out by the corporation's Statutory Auditor. Depending on its capital structure, the corporation may determine a proportion below five percent (5%).

4.5 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: The Company's Bylaws (Article 63) provide for the power of shareholders included in the recommendation. In the same vein, the Corporate Governance Code (chapter three) expressly establishes the conditions and procedure for carrying out specialised audits. During 2024, no shareholder requested this type of specialized audit. The company's Bylaws and Corporate Governance Code can be consulted through the following links, respectively: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf
NO. Explain:
NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Date	March 17, 2015

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 13 4.6. For the exercise of this right, the corporation has a written procedure with the precisions provided in recommendation 4.6. N/A X NO YES 4.6 Measure implementation YES. Briefly indicate: NO . Explain : Inline with what was mentioned in the response to recommendation 4 . 5 , the Corporate Governance Code (chapter three) expressly establishes the conditions and procedure approved by the Board of Directors for the performance of specialized audits . However, the "No" option is selected, taking into account the recommendations received from the Financial Superintendence on August 5 , 2024 , where they inform the Company that the express duty of the Board of Directors to respond to requests for a specialized audit should be included in said chapter, and to respond to such requests as far as possible in a time less than the 30 calendar days established by the Company . The company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NA. Precise the law or regulation that prevents the adoption of the recommendation: Implementation Date Modification Date Measure No. 5 Behavior of managers before takeovers or transactions to change the corporation’s control. 5 . 1 . The members of the Board of Directors and of the senior management have agreed expressly, in their letters of acceptance or contracts, that as soon as they learn of a take - over bid or other relevant transactions, such as mergers or segregation (spinoffs), there will be periods during which they will not negotiate, directly or indirectly through a third party, any shares of the corporation . N/A NO X YES 5.1 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 14 YES . Briefly indicate : Both the members of the Board of Directors and the members of Senior Management have expressly accepted the condition set forth in the recommendation . The members of the Board of Directors through their letters of acceptance, which can be consulted on the corporate website through the following links : Independent Members Miguel Fernando Dueñas: https://www.grupoexito.com.co/es/Acceptance - nomination - and - independence - certificate - Miguel - Duenas.pdf Francisco José Fermán Gómez: https://www.grupoexito.com.co/es/Acceptance - nomination - and - independence - certificate - Francisco - Ferman.pdf Óscar Samour Santillana: https://www.grupoexito.com.co/es/Acceptance - nomination - and - independence - certificate - Oscar - Samour.pdf Equity members Francisco Javier Calleja Malaina: https://www.grupoexito.com.co/es/Acceptance - nomination - Francisco%20Calleja.pdf Juan Carlos Calleja Hakker: https://www.grupoexito.com.co/es/Acceptance - nomination - Carlos - Calleja.pdf David Alberto Cahen Ávila: https://www.grupoexito.com.co/es/Acceptance - nomination - David - Cahen.pdf Alberto José Corpeño Posada https://www.grupoexito.com.co/es/Acceptance - nomination - Alberto - Corpeno.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 15 In the case of members of Senior Management, during 2019 their employment contract was modified in order to give greater scope to the provision already included in it . Similarly, the people in Senior Management who have joined the Company after 2019 have this clause incorporated into their employment contracts . In addition to the above, chapter six of the Company's Corporate Governance Code establishes the Insider Information Use Policy applicable to Directors and employees, which establishes the restricted periods for carrying out operations related to the sale or acquisition of shares of the Company . Likewise, the Company has an internal procedure to monitor compliance with this Policy, through which (i) as soon as a takeover bid or relevant transaction is known, and (ii) prior the disclosure of financial results, a series of verifications are carried out to validate compliance . The Company's Corporate Government Code (see chapter six, page 75 ) can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: March 23, 2018 Implementation Date Modification Date Measure No. 6 Listing of corporations clustered in conglomerates. 6 . 1 . Without prejudice to the independence of every single company of the conglomerate and to the responsibilities of its management bodies, the conglomerate has an organizational structure that defines for the three (3) governance levels (Shareholders Assembly, Board of Directors, and senior management), the key bodies and individual positions and the relations between them . Such a structure is public, evident, and transparent ; it determines clear responsibility and communication channels ; it facilitates the conglomerate’s .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 16 N/A NO X YES 6.1 Measure implementation YES . Briefly indicate : The shareholding structure of the Conglomerate is published on the Company's website, which explains the participation of the Company in each of the subordinated entities and the relationship that exists with each of the companies that make up the Business Group, which allows to easily define the strategic orientation, supervision, control and effective administration of the Conglomerate, respecting in all case the autonomy of each company in the monitoring of decision – making procedures . Likewise, there is information on the corporate structure according to the financial statements, the statutory auditors, and the internal audit . Proof of the application of this practice was presented during the year 2021 , when the Company standardized the Corporate Governance practices of the national subsidiaries in which it had a participation equal to or greater than 95 % of the capital stock, through a process of simplification of the governance structure, unifying the boards of directors in a single body called the Subsidiaries Steering Committee, being this the highest management body . The above, in order to : (i) have a single governing body in charge of carrying out its own strategic functions, seeking uniformity in corporate governance practices ; and (ii) unify to the greatest extent possible, except for matters specific to the industry of each company, its bylaws and corporate governance codes, respecting in all cases the autonomy of each company in following the procedures for decision - making and the singularities of each of the businesses . The Company's shareholding structure can be accessed at : https : //www . grupoexito . com . co/en/shareholding - structure NO. Explain NA. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date September 2, 2015 Modification Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 17 6 . 2 . Under the previous provision, the holding company and its most important subordinates have defined a framework for institutional relations through the subscription of an agreement . Such an agreement is public, has been approved by the Board of Directors of each of the companies, and it regulates the topics indicated in recommendation 6 . 2 . N/A X NO YES 6.2 Measure implementation YES. Briefly indicate: NO . Explain . Although to date there is no single public agreement approved by the highest administrative body of each of the companies that are part of the conglomerate that regulates all matters concerning their various relationships ; at the Group level, different practices have been adopted that are related to recommendation 6 . 2 and that are aimed at achieving : uniformity and homogeneity in their actions in order to achieve cohesion, the existence of the same primary interest to pursue and defend, the use of synergies, the definition of the guidelines to be complied with for the conclusion of contracts between them, the common vision regarding Control architecture issues, among others . In order to prove the above, the following are some examples of the practices related to this measure that the Company has adopted, namely :  The Company's Board of Directors approved the applicable conglomerate governance rules and incorporated them into the Corporate Governance policies contained in the Corporate Governance Code .  The Company and its subordinates have a common mission : " To work so that the customer returns", this being the interest that all companies pursue and defend, and with shared principles and values such as : service, teamwork, innovation, among others . Similarly, there is only one higher purpose at the Group level : "We nurture opportunities in Colombia" .  As part of the process of seeking cohesion of the conglomerate and with the aim of achieving a common and shared vision at the structural level of the Business Group :

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 18 o In the Corporate Governance Code, with regard to the Company's control architecture, it is expressly established that the Risk Management and Internal Control System takes into account the nature, size, complexity, risks inherent to the activity carried out and legal requirements of the Company and of each of the companies of the Business Group . Likewise, the Code expressly states : "The Tax Audit service will be assigned to the Company and its subordinates, with the same signature, with a common and shared vision of the Business Group . " . o During 2021 , the Company carried out a process of standardization of the Corporate Governance practices of the national subsidiaries, so that their bylaws and each of their Corporate Governance Codes contemplated – as far as reasonably possible – the same practices and provisions of the Company, with the relevant exceptions according to the particularities of the industry and business of each subsidiary and respecting, in any case, the autonomy of each society in making certain decisions . o The national subsidiaries whose structure corresponds to simplified joint - stock companies (S . A . S . ) and which are the exclusive property of the Company, have a single and the same administrative body called the Subsidiaries Management Committee that exercises the functions of the highest administrative body of any company and which, being the same for said companies, it aims to ensure cohesion, unity and uniformity in practices and regimes, efficiency, coherence and strengthening of the strategy, etc .  The criteria and mechanisms for determining the price and other conditions when transactions are presented between related parties are found in the Policy and Procedure that regulate the matter and that are intended to guarantee transparency, that transactions are always concluded at market prices and that the principles that govern the aforementioned Policy are complied with [ 1 ] . The Company's Policy is found in chapter seven of the Corporate Governance Code and it expressly establishes that the transaction between related parties must, among others, promote the use of synergies . Similarly, the Corporate Governance Code of the subsidiaries also includes the guidelines of the Company's Policy .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 19 The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The respective Procedure for Transactions between Related Parties can be consulted at the following route: https://www.grupoexito.com.co/es/1.Procedure - related - party - transactions.pdf Thus, the answer is NO, because to date there is no single document that contemplates all the matters previously raised and that is of a public nature and approved by the highest administrative body of each company . As stated, there are multiple internal corporate practices and provisions that regulate such matters, both at the level of the Company and its national subsidiaries, which are contained in different instruments and which, prior to their existence, have completed the required internal corporate procedures NA. Precise the law or regulation that prevents the adoption of the recommendation: Implementation Date Modification Date Measure No. 7 Conflict resolution. 7 . 1 . Except for the disputes between shareholders, or between shareholders and the corporation or its Board of Directors that by explicit legal mandate must be settled necessarily before the ordinary jurisdiction, the corporation’s bylaws include conflict - resolution mechanisms such as direct agreements, amiable composition, settlement, or arbitration .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 20 N/A NO X YES 7.1 Measure implementation YES . Briefly indicate : Article 56 of the Bylaws provides for an arbitration clause to submit disputes to the decision of an Arbitration Court, as a last resort, after granting a term for direct settlement between the participants and the possibility of settling the conflict through the mechanism of amicable composition . During 2024 there were no disputes between shareholders, or between shareholders and the company or its Board of Directors, so there was no need to resort to the dispute resolution mechanisms established by the measure . The Company Bylaws can be found at : https : //www . grupoexito . com . co/es/bylaws - 21 - 03 - 2024 . pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date March 17, 2015 Modification Dates II. GENERAL MEETING OF SHAREHOLDERS Measure No. 8 Functions and competence. 8 . 1 . Besides other functions assigned to the General Assembly of Shareholders by the legal framework, the bylaws explicitly confer the functions of the General Assembly of Shareholders related in recommendation 8 . 1 and emphasize their exclusive and non - delegable nature . N/A NO: X YES 8.1 Measure implementation

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YES. Briefly indicate: The Company's Bylaws regulate in Article 29 the functions of the General Shareholders' Meeting. Article 30 of the same document establishes the exclusive functions of the General Shareholders' Meeting and consequently as non-delegable paragraphs a), b), f), g), i) and k) of Article 29, in compliance with recommendation 8.1.

"A. To freely elect and remove the members of the Board of Directors, the Statutory Auditor, and to approve the succession policy for these positions, when appropriate, which shall be proposed by the Board of Directors;

B. To approve the general remuneration policy for the members of the Board of Directors, and in the event that the Board of Directors so proposes, to define the general framework within which the Board of Directors may recognize a variable remuneration component to Senior Management that is obtained from the behavior of the Company's shares in the market;

F. To dispose of the profits that are established in accordance with the financial statements of position and results, once they have been approved, subject to the legal provisions and the rules of these bylaws. In the exercise of this power, it may create or increase voluntary or occasional reserves for specific purposes; and to set the amount of the dividend, the form and term for its payment;

G. To order the transfer or change of destination of occasional or voluntary reserves, their distribution or their capitalization, when they are unnecessary;

I. To provide that a certain issue of ordinary shares shall be placed without being subject to the right of preemption;

K. To agree (i) the merger of the Company, actively or passively, with another or other companies, (ii) its transformation, (iii) its spin-off, (iv) the segregation (improper spin-off), alienation, encumbrance or lease of the social enterprise or a portion of its assets when, in the opinion of the Board of Directors, such operation compromises essential assets for the development of the corporate purpose, (v) the acquisition of other companies or assets when, in the opinion of the Board of Directors, such operation may result in an effective modification of the corporate purpose, (vi) the early dissolution or extension of the term of duration and, (vii) in general, any reform, extension or modification of the bylaws;"

The Company's bylaws can be found at:
https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

NO. Explain:

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N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	April 27, 2023

Measure No. 9: Regulation of the General Assembly of Shareholders.

9.1. The corporation has a regulation for the General Assembly of Shareholders, which set up norms for any tasks within its competence. They range from its meeting calls, to the preparation of the information intended for shareholders, their attendance, the development and exercise of their political rights, so that they are fully aware about the regime that governs the Assembly's sessions.

9.1 Measure implementation **YES** [X] **NO:** [ ] **N/A** [ ]

YES. Briefly indicate: The Company's Bylaws, in the articles of chapter five, title II, establish the composition, call and operation of the General Shareholders' Meeting. Likewise, the Company's Corporate Governance Code enshrines in its second chapter dedicated to corporate bodies (numeral 2.1.1) the Rules of Procedure of the Meeting, a document that complements and illustrates in detail the provisions on the General Shareholders' Meeting of the Company, regarding its call and development.

The Company's Bylaws can be accessed by visiting:
https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Shareholders Meeting can be consulted in the following route
https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 23 March 20, 2014 Implementation Date March 21, 2024 DŽĚŝĨŝĐĂƚŝŽŶ  ĂƚĞƐ Measure No. 10: Meeting Call for the Assembly. 10.1. To ease the shareholders’ exercise of their information rights, the bylaws provide that the meeting call for the ordinary General Assembly of Shareholders must take place no less than thirty (30) common days in advance; in the case of the extraordinary meetings, the call will take place with at least fifteen (15) common days of anticipation. This will be without prejudice to the legal terms set forth for Company restructuring (e.g. mergers, segregation (spinoffs), or transformations). N/A NO: X YES 10.1 Measure implementation YES . Briefly indicate : The Company's Bylaws establish in Article 19 , paragraph one, the term of the call for the ordinary meeting, expressly stating that it shall be made at least thirty (30) common days prior to the meeting, without prejudice to compliance with legal regulations . Likewise, Article 20 regulates the calling of extraordinary meetings, respecting compliance with the other terms established by law . The measure is also set forth in the Corporate Governance Code, chapter two, section 2 . 1 . 1 , which corresponds to the Rules of Procedure of the General Shareholders' Meeting (article 5 ) . In compliance with the above, in 2024 , the call for the ordinary meeting of the General Shareholders' Meeting was made on February 19 , 2024 , that is, 31 common days before the meeting held on March 21 . The Company’s Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf Likewise, the Rules of Procedure for the General Shareholders Meeting can be consulted in the following route https://www.grupoexito.com.co/es/Rules - of - Procedure - General - Meeting - of - Shareholders - .pdf To validate the application of the measure, the call for applications can be consulted at the following link: https://www.grupoexito.com.co/es/Call - GSA - 21032024.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 24 NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 10 . 2 . Besides the traditional and obligatory media set forth within the legal framework, the corporation ensures the widest communication and publicity for the meeting call . This will be done by using e - media, such as the corporate web site, individual alerting e - mails, and even the social networks if deemed appropriate . N/A NO: X YES 10.2 Measure implementation YES . Briefly indicate : Article 21 of the Bylaws and Article 5 of Rules of Procedure of the General Shareholders' Meeting (which is contained in the Corporate Governance Code (numeral 2 . 1 . 1 )) provide for three different mechanisms for disseminating the call that the Company may use to notify shareholders of the holding of the Meeting, among which is the notice of publication in a newspaper of wide national circulation . In addition, in compliance with its obligations as an issuer of the Colombian securities market, the Company publishes said call through the relevant information mechanism provided by the Financial Superintendence of Colombia . In development of the good practices in corporate governance adopted by the Company, the notice of call (i) is published on the corporate website ; and (ii) is sent in a newsletter addressed to shareholders sent by the Investor Relations Department . In the call to the meeting of the General Shareholders' Meeting in 2024 , the Company ensured the maximum dissemination and publicity of its call, through : its publication in newspapers of wide national circulation (El Tiempo and El Colombiano), on the electronic portals of Primera Página and Valora Analitik, and on the corporate website, its disclosure through the relevant information mechanism, and its sending through the bulletin addressed to shareholders sent by the Investor Relations Directorate . The Company’s Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 25 The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route https://www.grupoexito.com.co/es/Rules - of - Procedure - General - Meeting - of - Shareholders - .pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2008 Implementation Date Modification Dates 10 . 3 . For increased transparency during the decision - making process of the General Assembly, besides its Agenda, stating point by point the subjects for discussion, the corporation ensures that simultaneously with the meeting call, or at least fifteen (15) common days before the meeting, the shareholders receive the Agreement Proposals that the Board of Directors will submit to the General Assembly of Shareholders concerning each of those points . N/A NO X YES 10.3 Measure implementation YES . Briefly indicate : In the Rules of Procedure of the General Shareholders' Meeting contained in the Corporate Governance Code (numeral 2 . 1 . 1 ) it is expressly provided in Article 5 that, simultaneously with the call or at least fifteen (15) days prior to the meeting, the proposed resolutions that the Board of Directors will submit to the General Shareholders' Meeting for each item on the agenda will be made available to the shareholders . In this way, the Company complies with the provisions of recommendation 10.3. The application of this practice by the Company, even exceeding the suggested term, can be verified in the ordinary meeting of the General Shareholders' Meeting held on March 21 , 2024 . This information was made available to shareholders through the relevant information mechanism and on the Company's website, on February 20 , i . e . , 30 calendar days in advance .

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The relevant information for the year 2024 can be consulted in the following route: https://www.grupoexito.com.co/en/relevant-information The proposals of the ordinary meeting of the General Shareholders' Meeting held on March 21, 2024, can be consulted through the following route: https://www.grupoexito.com.co/en/shareholders-meeting-2024-ordinary-meeting-march-21-proposals The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the General Shareholders' Meeting can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	March 23, 2018

10.4. The General Assembly of Shareholders will analyze and approve the corporation's segregation (spinoffs) (escisión impropia) only when this subject had been included explicitly in the respective meeting call.

10.4 Measure implementation **YES** [X] **NO:** [ ] **N/A** [ ]

YES. Briefly indicate: In line with the response to recommendation 8.1 regarding the approval of the improper split of the Company, paragraph k of article 29 of the Bylaws provides that it is the function of the Shareholders' Meeting to approve operations that involve an improper spin-off. For its part, Article 30 of the same document establishes that this function cannot be delegated by the Assembly. On the other hand, Article 22 of the Bylaws expressly establishes that to submit an improper split operation to the Meeting for consideration, special requirements are required regarding the call, publicity and deposit of the operation project for the study of

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the shareholders. In the same way, this matter is regulated in Article 8 of the Rules of Procedure of the General Shareholders' Meeting contained in the Corporate Governance Code (numeral 2.1.1) Regarding the agenda set out in the call, Article 22 of the Company's Bylaws establishes the duty to expressly specify the topics to be discussed. During 2024, there were no operations of this type. The Company's Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the Assembly can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	

10.5. The Agenda proposed by the Board of Directors accurately lists the subjects for discussion. It does not permit that any significant issues become obscured under imprecise, nonspecific, overly general, or very wide expressions such as "others" or "proposals and miscellaneous."

10.5 Measure implementation	**YES**	X	**NO:**		**N/A**	

YES. Briefly indicate: Article 5 of the Rules of Procedure of the General Shareholders' Meeting contained in the Corporate Governance Code (numeral 2.1.1), establishes that the agenda must include precisely the content of the topics to be discussed and in no case will generic mentions be made that do not allow to know in detail the matter to be debated. In the same sense, article 19, second paragraph of the Bylaws, expressly establishes that the

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Board of Directors and the administrators will refrain from submitting to the consideration of the Assembly any item that has not been included in the agenda published with the notice of the call. In the agenda proposed by the Board of Directors for the meeting of the General Shareholders' Meeting held in 2024, each of the items to be considered and approved separately and with sufficient clarity of the matter in question was included. In turn, the content of the proposals that would be submitted for approval by the Assembly were published through the relevant information mechanism and on the corporate website, with adequate and sufficient notice and in accordance with good corporate governance practices. The Company's Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the Assembly can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2008
Modification Dates	March 23, 2018

10.6. In the case of amendments to the bylaws, each article or group of articles substantially different will be voted separately. In any case, an article will be voted separately if any shareholder or group of shareholders, representing at least five percent (5%) of the corporate capital, request it during the Assembly. The shareholders will be informed of this right beforehand.

10.6 Measure implementation **YES** [X] **NO:** [ ] **N/A** [ ]

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YES. Briefly indicate: Both article 28, paragraph h of the Bylaws, as well as article 13, and numeral 8 of the Rules of Procedure of the General Shareholders' Meeting (numeral 2.1.1) of the Corporate Governance Code of the Company, expressly accept the recommendation in the proposed terms, in the same sense they establish the possibility of voting on the bylaws amendment as a whole when approved in this way by the General Shareholders' Meeting with the absolute majority of the votes. • At the ordinary meeting of the General Shareholders' Meeting, held on March 21, 2024, a reform of multiple articles of the Bylaws was carried out, which, in compliance with the provisions of article 28, paragraph h, was submitted to a vote of the shareholders, in 2 thematic blocks of 8 articles in total, to clearly inform shareholders of the purpose of the amendment. The proposed blocks were (i) amendment of the operating regime of the Board of Directors and (ii) amendments related to the General Counsel and the Committees. This modification did not include the elimination or introduction of new articles. The company's Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the Assembly can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	May 24,2022

10.7. Notwithstanding the provisions of Article 182 of the Code of Commerce, to strengthen and ensure the shareholders' rights of inspection and information before the Assembly, **the bylaws recognize their right to propose the inclusion of one or more points for discussion within the Agenda of the General**

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 30 Assembly of Shareholders, regardless of the size of their stock participation. The shareholders will make such a request within five (5) common days following the publication of the meeting call. N/A X NO: YES 10.7 Measure implementation YES. Briefly indicate: NO . Explain : The Company's Bylaws in article 19 , third paragraph and article 8 of the Rules of Procedure of the General Shareholders' Meeting contained in numeral 2 . 1 . 1 of the Corporate Governance Code, establish that any shareholder holding at least five percent ( 5% ) of the capital stock may : (i) propose in a reasoned manner the introduction of one or more items on the agenda of the General Meeting Shareholders ; (ii) to present in a reasoned manner new proposals for decisions on matters previously included in the agenda, and (iii) to request information or ask questions on matters included in the agenda . Shareholders retain the right to submit their proposals during the Shareholders' Meeting unless it is a matter of submitting for consideration the separation (improper split) of the Company if such decision corresponds to this body, or, in the case of other matters that in accordance with the law can only be debated with prior observance of special requirements on calling, publicity and deposit of the project for the study of the shareholders during the term provided for the right of inspection . In addition to the above, although the law does not contain a regulation on the handling of substitute proposals that are proposed during a meeting of the General Shareholders' Meeting ; the Company has a regulation for the treatment of substitute proposals that allows them to be processed appropriately, with appropriate procedures that provide a correct functioning of the meetings and, in this sense, avoid confusion on how to proceed in the event that substitute proposals are presented . The adoption and publicity of this measure by the Company can be verified in the call to the ordinary meeting of the General Shareholders' Meeting held in 2024 . The respective call can be consulted through the following link : https://www.grupoexito.com.co/es/Call - GSA - 21032024.pdf The Company's Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf N.A. Precise the law or regulation that prevents the adoption of the recommendation:

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Implementation Date	
Modification Dates	

10.8. If the Board of Directors refuses the request, **it must reply in writing** to those requests supported by at least five percent (5%) of the corporate capital, or a lower proportion as provided by the company based on its degree of ownership concentration. In such a reply, it will **explain the reasons for its decision**, and inform the shareholders of their right to make proposals during the Assembly, under the provisions of the abovementioned article 182 of the Code of Commerce.

10.8 Measure implementation	**YES**	X	**NO:**		**N/A**	

YES. Briefly indicate: The recommendation was accepted by the Company in article 19, third paragraph of the Bylaws. In addition to the above, the Rules of Procedure of the Shareholders' Meeting, contained in numeral 2.1.2 of the Corporate Governance Code, constitute the procedure of the Board of Directors to process the requests of the shareholders submitted within 5 days following the publication of the call, and it is expressly contemplated that if the request is rejected, the Board of Directors shall respond in writing to those requests supported by at least five percent (5%) of the share capital, explaining the reasons for its decision and informing shareholders of their right to submit their proposals during the General Shareholders' Meeting. The Company's Bylaws can be consulted through the following route https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the Assembly can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 32 March 17, 2015 Implementation Date April 27, 2023 Modification Dates 10 . 9 . If the Board of Directors accepts the request, once expired the shareholders’ term to propose subjects – as set forth in the preceding recommendations, a complement to the meeting call for the General Assembly of Shareholders will be published at least fifteen (15) common days before the meeting . N/A NO: X YES 10.9 Measure implementation YES . Briefly indicate : The Company expressly establishes in article 19 , third paragraph of the Company's Bylaws and in the Corporate Governance Code, in its numeral 2 . 1 . 2 . , that, in the event that a shareholder proposes to include one or more items on the agenda and this proposal is accepted by the Board of Directors, a supplement to the call for the General Shareholders' Meeting must be published, at least fifteen (15) common days in advance of its holding, or at least fifteen (15) business days in advance, if the new item to be included is one of those that confers the right of inspection on the shareholders . The Company’s Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route https://www.grupoexito.com.co/es/Rules - of - Procedure - General - Meeting - of - Shareholders - .pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date

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Page 33

Modification Dates	April 27, 2023

10.10. Within the same term provided in the paragraph 10.7, **the shareholders may submit new and well-grounded Agreement Proposals** to matters previously included on the Agenda. For these requests, the Board of Directors will act according to the provisions of the paragraphs 10.8 and 10.9 above.

10.10 Measure implementation **YES** [X] **NO:** [ ] **N/A** [ ]

YES. Briefly indicate: The Company recognizes the right of shareholders to propose in a reasoned manner the introduction of new proposals for decisions on matters previously included in the agenda, as long as it is done within five (5) common days following the publication of the call. The foregoing is regulated in the Company's Bylaws in Article 19, third paragraph and Article 8 of the Rules of Procedure of the General Shareholders' Meeting contained in numeral 2.1.1 of the Corporate Governance Code.

Similarly, in accordance with the provisions of numeral 2.1.2 of the Corporate Governance Code, the Board of Directors is responsible for dealing with these requests, acting in line with the provisions of numerals 10.8 and 10.9 above.

This measure can be verified in the call to the ordinary meeting of the General Shareholders' Meeting held in 2024. The respective call can be verified at the following link:
https://www.grupoexito.com.co/es/Call-GSA-21032024.pdf

The Company's Bylaws can be accessed by visiting:
https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Corporate Governance Code can be accessed by visiting:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route
https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf

NO. Explain:

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 34 March 17, 2015 Implementation Date April 27, 2023 Modification Dates 10 . 11 . The corporation will use e - media, and particularly the institutional web site available only to shareholders, to convey to them the documents and information related to each of the points of the Agenda for the meeting . N/A NO: X YES 10.11 Measure implementation YES . Briefly indicate : Through the corporate website (both in the General Shareholders' Meeting section and in the Relevant Information section) and the communications called " News to Investors" sent by the Company's Investor Relations Department to shareholders, the following are sent : the notice of call published in the media contracted by the Company in accordance with article 21 of the Bylaws and the information associated with each of the points contained therein is disclosed . Chapter five of the Company's Corporate Governance Code enshrines the Financial and Non - Financial Information Disclosure Policy and includes as the main means of communication between the entity and shareholders, the corporate website https : //www . grupoexito . com . co/en , with a section dedicated exclusively to shareholders and investors, in which the information and documents that the Company publishes to the market will be published, both in Spanish and English . Likewise, the Company's corporate website has a space dedicated exclusively to all the matters of each of the Assemblies held, where shareholders can find for each year, since 2015 , information on the meetings held in each year . On the occasion of the ordinary meeting of the 2024 General Shareholders' Meeting, the Company published the information associated with each of the items on the agenda of the meeting . The above can be consulted in the following routes : https://www.grupoexito.com.co/es/Call - GSA - 21032024.pdf https://www.grupoexito.com.co/en/shareholders - meeting - 2024 - ordinary - meeting - march - 21 - proposals https://www.grupoexito.com.co/en/shareholders - meeting - 2024 - ordinary - meeting - march - 21 - decisions The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 35 NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date August 12, 2024 Modification Dates 10 . 12 . The corporation bylaws recognize the shareholders’ right to request the information or clarification that they deem appropriate with enough anticipation, either through traditional channels and/or, if suitable, through new technologies, or to express in writing their questions on the subjects of the Agenda, the documentation received, or the public information issued by the corporation . Depending on the term of the corporation to call for a General Assembly of Shareholders, it will determine the period within which the shareholders will exercise this right . N/A X NO: YES 10.12 Measure implementation YES. Briefly indicate: NO . Explain : In article 19 , third paragraph of the Company's Bylaws and article 8 of the Rules of Procedure of the General Shareholders' Meeting, contained in numeral 2 . 1 . 1 of the Corporate Governance Code, the Company recognizes the right of any shareholder holding at least five percent ( 5% ) of the capital stock, to request information or ask questions on the matters included in the agenda of the meeting of the General Shareholders' Meeting . At the ordinary meeting of the General Shareholders' Meeting held in 2024 , no such requests were received from shareholders . The Company’s Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 36 The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route https://www.grupoexito.com.co/es/Rules - of - Procedure - General - Meeting - of - Shareholders - .pdf N.A. Precise the law or regulation that prevents the adoption of the recommendation: Implementation Date Modification Dates 10 . 13 . The corporation foresees that the requested information may be denied if, based on internal procedures, it may be considered : i) non - reasonable ; ii) irrelevant to learn about the corporation’s progress or interests ; iii) confidential, which will include reserved information within the securities market ; business secrets ; and transactions in progress, whose success for the company will be contingent upon their secrecy ; iv) any other information that if disclosed will compromise imminently and seriously the competitiveness of the company . N/A NO: X YES 10.13 Measure implementation YES . Briefly indicate : The recommendation was expressly accepted by the Company and is found in the fourth paragraph of article 8 of the Regulations of the General Shareholders' Meeting, contained in numeral 2 . 1 . 1 of the Corporate Governance Code of the Company . It is established that information will be denied when it is classified as unreasonable, irrelevant and confidential and those that put the Company's competitiveness in imminent and serious danger . The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Lik e wise, the Rule s of Procedure of the A s s e m b ly c a n be consulted at the following route: https://www.grupoexito.com.co/es/Rules - o f - Procedure - Genera l - Meeting - o f - Shareholders - .pdf NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 37 N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 10 . 14 . When an answer provided to a shareholder may grant him some advantage, the corporation guarantees the access to that answer to the other shareholders, on a concomitant basis, according to the mechanisms set forth for that purpose, and under the same conditions . N/A NO: X YES 10.14 Measure implementation YES . Briefly indicate : Article 8 of the Rules of Procedure of the General Shareholders' Meeting, incorporated in numeral 2 . 1 . 1 . of the Corporate Governance Code of the Company, expressly provides that in the event that the information provided may put the shareholders who requested it at an advantage, in order to provide equitable treatment to all shareholders, the Company will publish such information on its corporate website in order to ensure access to such response to the other shareholders concomitantly . The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Likewise, the Rules of Procedure for the General Meeting of Shareholders can be consulted in the following route: https://www.grupoexito.com.co/es/Rules - of - Procedure - General - Meeting - of - Shareholders - .pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 38 Measure No. 11: Norms on representation. 11 . 1 . Without prejudice to the limits set forth in the article 185 of the Code of Commerce, the External Circular 24 of 2010 , and the regulations which may amend, supplement, or substitute them, the corporation does not limit the shareholder’s right to be represented at the General Assembly of Shareholders, including the delegation of his vote to any other person, whether it is a shareholder or not . N/A NO: X YES 11.1 Measure implementation YES . Briefly indicate : Article 14 of the Rules of Procedure of the General Shareholders' Meeting, incorporated in numeral 2 . 1 . 1 of the Corporate Governance Code, and Article 15 of the Company's Bylaws expressly provide that any shareholder may be represented at the meetings of the General Shareholders' Meeting by means of a written proxy in which the name of the proxy is indicated, the person who may replace him/her, if applicable, and the meetings for which he is conferred . In addition to being a practice implemented and observed at each of the meetings of the General Shareholders' Meeting, shareholders are also informed in the notice of call of each of the meetings and internally to employees, explaining that shareholders may choose to be represented by means of a written power of attorney, which must meet the requirements set forth in Article 184 of the Commercial Code . On the same day of the call, the proxy models that shareholders can use are published on the corporate website . The notice of call for the ordinary meeting of the General Shareholders' Meeting held in 2024 can be consulted through the following link : https://www.grupoexito.com.co/es/Call - GSA - 21032024.pdf Likewise, prior to the ordinary meeting of the General Shareholders' Meeting that took place on March 21 , 2024 , among the decisions adopted by the Board of Directors was the approval of the implementation of measures to ensure the equitable treatment of all shareholders and promote their participation in the respective shareholders' meeting in light of part III, Title I, Chapter VI of the Basic Legal Circular (External Circular 29 of 2014 ) . These measures include the possible granting of powers of attorney, their requirements and some prohibitions in this regard . In compliance with the provisions of numeral 2 . 2 of External Circular 012 and 003 of 2022 of the Financial Superintendence of Colombia, the information corresponding to the measures implemented to ensure the equitable treatment of all shareholders and promote their participation for the purposes of the General Shareholders' Meeting meetings, among other information, was duly and timely publish in the page of the Financial Superintendence of Colombia through the RNVE and the relevant information mechanism .

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For more information on this subject, please click on the following link. https://www.grupoexito.com.co/es/Other-events-09022024.pdf The Company's Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the Assembly can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation: ____________________

Implementation Date	December 31, 2008
Modification Dates	

11.2. The corporation minimizes the use of blank-voting representatives or those without voting instructions by promoting actively the use of a standard letter of representation that the company conveys to the shareholders or publishes on its web site. The model features the points of the Agenda and the respective Agreement Proposals, determined under the procedures previously set forth, which will be submitted to the shareholders for consideration. The purpose is that shareholders, as they deem appropriate, may instruct their representatives about their voting on each case.

11.2 Measure implementation **YES** [X] **NO:** [ ] **N/A** [ ]

YES. Briefly explain: Article 14 of the Rules of Procedure of the General Shareholders' Meeting, incorporated in numeral 2.1.1 of the Corporate Governance Code of the Company, expressly includes recommendation 11.2 of the survey. Prior to the holding of the ordinary meeting of the General Shareholders' Meeting, the Company publishes on the corporate website 4 types of proxy models: (i) natural persons, (ii) legal persons, (iii) between the parents of the minor shareholder and (iv) between the father of the minor and a third party.

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On the ordinary meeting of the General Shareholders' Meeting, held in 2024, the proxy forms were published on the website, which included the corresponding section for the shareholder to record the voting instruction on each of the items on the agenda submitted for consideration and voting by the shareholders. The proxy forms can be verified at the following link: https://www.grupoexito.com.co/en/shareholders-meeting-2024-ordinary-meeting-march-21-proxies Similarly, in the notice of call to the ordinary meeting of the 2024 General Shareholders' Meeting, it was expressly mentioned that a proxy model would be available to shareholders on the corporate website. The notice of call can be consulted at the following link: https://www.grupoexito.com.co/es/Call-GSA-21032024.pdf The Corporate Governance Code can be consulted in the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Likewise, the Rules of Procedure of the Assembly can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf
NO. Explain:
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	March 17, 2015
Modification Dates	

Measure No. 12: Attendance of other persons besides the shareholders.

12.1. To revitalize the General Assembly's role in defining the corporate will, and to turn it into a much more participatory body, its regulation require that **the members of the Board of Directors and particularly the presidents of the Board committees and the President of the corporation attend the Assembly** to address the shareholders' concerns.

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12.1 Measure implementation YES [ ] NO: [X] N/A [ ]

YES. Briefly indicate:

NO. Explain: Article 1 of the Rules of Procedure of the General Shareholders' Meeting, incorporated in paragraph 2.1.1 of the Company's Corporate Governance Code, establishes that the meeting of the General Shareholders' Meeting shall be attended by the CEO of the Company and, to the extent possible, all the members of the Board of Directors, or failing that, the Chairman of the Board of Directors and the Chairmen of the Audit and Risks Committee and of any Committees that may exist, in order to respond to the concerns of shareholders. Similarly, Article 2 of the respective Rules establishes that the Board of Directors of the Assembly shall be made up of the CEO of the Company, the Chairman of the Board and the General Counsel of the Assembly.

Notwithstanding the above regulation, which enshrines an optional attendance, at the ordinary meeting of the 2024 General Shareholders' Meeting, the measure was complied with, since the CEO of the Company, the Chairman of the Board of Directors together with some members of the Board, and the General Counsel of the Meeting were present at the place where the meeting was held (the Company's registered office), forming the board of directors of the Assembly. Likewise, the other members of the Board of Directors were virtually connected and available. The foregoing, to address the concerns presented by the shareholders. Thus, either through their presence in the venue or through their virtual connection, the participation of all the people mentioned in measure 12.1 was guaranteed for the purpose of serving the shareholders.

Consequently, the "No" option is selected, considering the recommendations received from the Financial Superintendence on August 5, 2024, where they inform the Company that the mandatory attendance suggested in the measure by qualified persons must be expressly enshrined in the Company's internal regulations.

The Corporate Governance Code can be consulted in the following route:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Likewise, the Rules of Procedure of the Assembly can be consulted at the following route:
https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf

N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 42 Implementation Date Modification Dates III. BOARD OF DIRECTORS Measure No. 13: Functions of the Board of Directors. 13.1. The bylaws specify explicitly the functions that will not be delegated to the Senior Management , among them the ones provided in recommendation 13.1. N/A NO X YES 13.1 Measure implementation YES . Briefly indicate : Article 36 of the Company’s Bylaws contains the functions assigned to the Board of Directors, categorized in 9 numerals according to the subject matter, within which are the functions established in recommendation 13 . 1 . With respect to their delegation, the Bylaws expressly establish in Article 37 that only those functions that by their nature are delegable because they are not prohibited by law or because their delegation is not recommended in accordance with the corporate governance rules contained in the Country Code promulgated by the Financial Superintendence will be delegated by the Board of Directors . The Company’s Bylaws can be found at: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 43 13 . 2 . Without prejudice to the autonomy of the governance bodies of the subordinated companies, when the corporation acts as the holding Company of a conglomerate , these functions of the Board of Directors keep a group perspective and are implemented through general policies, guidelines, or information requests that respect the balance between the interests of the holding Company, those of the subordinates, and those of the conglomerate as a whole . N/A NO X YES 13.2 Measure implementation YES . Briefly indicate : The recommendation was expressly accepted in Article 4 of the Rules of Procedure for the Board of Directors incorporated in chapter 2 . 2 . 1 of the Company's Corporate Governance Code, which states that the functions of the Board of Directors contained in Article 36 of the Bylaws have a group approach and are developed through general policies, guidelines, or requests for information that respect the balance between the interests of the parent company and the subsidiaries . The Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Rules of Procedure for the Board of Directors can be accessed at: https://www.grupoexito.com.co/es/Rules - of - Procedure - for - the - Board - of - Directors.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date February 19, 2018 Modification dates Measure No. 14: Rules of procedure for the Board of Directors. 14 . 1 . The Board of Directors has approved the Rules of Procedure that govern its organization and operation, as well as the functions and responsibilities of its Board Members, Chairman and Secretary, and their rights and duties . This regulation is informed to the shareholders, and they are binding upon the members of the Board .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 44 N/A NO X YES 14.1 Measure implementation YES . Briefly indicate : Section 2 . 2 . 1 of the Corporate Governance Code contains the Rules of Procedure for the Board of Directors, approved by the Board of Directors at their meeting on October 30 , 2007 , as is reflected in the Minute No . 779 of the same date, and its modifications have also been approved by the Board of Directors and communicated to the shareholders . The Rules of Procedure regulate all subjects covered by recommendation 14 . 1 , in addition to others, are binding on all members of the Board of Directors and are disclosed on the corporate website for permanent consultation by shareholders, always with the corresponding updates . The Rules of Procedure for the Board of Directors can be accessed at: https://www.grupoexito.com.co/es/Rules - of - Procedure - for - the - Board - of - Directors.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation December 31, 2008 Implementation date March 21, 2024 Modification dates Measure No. 15: Size of the Board of Directors. 15.1. In its bylaws, the corporation has decided not to have alternate members in its Board of Directors N/A NO X YES 15.1 Measure implementation YES . Briefly indicate : Article 31 of the Company's Bylaws establishes that the Board of Directors is composed of seven (7) members, without reference to alternate members . The Company’s Bylaws can be found at: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 45 NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation December 31, 2008 Implementation date Modification dates Measure No. 16: Appointment of the Board of Directors. 16 . 1 . Based on the premise that once elected, all Board Members act in the Company’s best interests, the Company engages in an exercise of maximum transparency to identify the background of its Board Members in accordance with the plan described in Recommendation 16 . 1 . N/A NO X YES 16.1 Measure implementation YES . Briefly indicate : Chapter one of the Company's Corporate Governance Code establishes in the definitions section those corresponding to independent members and non - independent members . In addition, Article 31 of the Bylaws establishes that the Board of Directors is composed of seven (7) members or Directors, independent and non - independent, elected by the General Shareholders' Meeting, and that the number of independent members and independence criteria will be determined in accordance with the regulations applicable to the Company . In this regard, in the election of the Board of Directors held at the ordinary meeting of the General Shareholders' Meeting held on March 21 , 2024 , a Board of Directors was elected composed of four (4) non - independent members and three (3) independent members (in line with the regulations applicable to the Company as an issuer of the U . S . stock market, Colombia and Brazil) . In this election and in all elections of the Board of Directors, the Company identifies and publishes through its corporate website the origin of the different members of the Board of Directors, which is also done during their nomination, specifying which of them have the status of independent and which have the status of non - independent member . In this regard, the

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 46 following links can be consulted in which the aforementioned information related to the election of the current Board of Directors is included: https://www.grupoexito.com.co/en/board - directors The Company's Bylaws can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Information shared through the website about the candidates proposed to form the Board of Directors for the 2024 - 2026 term: https://www.grupoexito.com.co/en/shareholders - meeting - 2024 - ordinary - meeting - march - 21 - proposals The decision of the Assembly electing the new Board of Directors for the period 2024 - 2026: https://www.grupoexito.com.co/es/GSM - decisions - new - directors - and - senior - management - 21032024.pdf Finally, the following information document on the composition of the boards of directors can be consulted: https://www.grupoexito.com.co/es/Experience - BoD - 2024 - 2026.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation December 31, 2008 Implementation date February 19, 2018 Modification dates 16 . 2 . The corporation has procedures , implemented through the Nomination and Compensation Committee, or some other with similar functions, which enable the Board of Directors, based on its own dynamics and the findings of the annual assessments, reach the objectives indicated in recommendation 16 . 2 . N/A NO X YES 16.2 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 47 YES . Briefly indicate : Chapter 2 . 2 . 2 of the Company's Corporate Governance Code establishes the Board of Directors Election and Succession Policy approved by the General Shareholders' Meeting . In this, it is established that the Board of Directors, through its Chairman, is the appropriate body to centralize and coordinate, prior to the General Shareholders' Meeting, the process of forming the Board of Directors . Likewise, the Company has a Procedure for the election of members of the Board of Directors, which enshrined, in line with the provisions of the Policy, the main guidelines that allow the Board of Directors to achieve the objectives indicated in recommendation 16 . 2 . Both documents at the time of their creation were subject to review and approval by the Appointments, Remuneration and Corporate Governance Committee and the Board of Directors, and currently, in the case of modifications, they will be subject to approval by the Board of Directors and the General Meeting of Shareholders (in the case of the policy) . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Similarly, the procedure for the election of members of the Board of Directors can be consulted at the following link: https://www.grupoexito.com.co/es/Rules - of - Procedure - for - the - Board - of - Directors.pdf Additionally, the report of the assessment carried out for the election of the current Board of Directors can be consulted: https://www.grupoexito.com.co/es/Assessment - report - candidates - BoD - 21032024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date March 21, 2024 Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 48 16 . 3 . The Board of Directors informs the shareholders about the professional profiles deemed necessary so that the different stakeholders (mainly any controlling, significant, or institutional shareholders, any groups of shareholders or families, if there are any, and the Board itself) may identify the most appropriate candidates . N/A NO X YES 16.3 Measure implementation YES . Briefly indicate : In accordance with the provisions of Article two of the Board of Directors Election and Succession Policy, incorporated in Chapter 2 . 2 . 2 of the Company's Corporate Governance Code, the Board of Directors shall publish on the Company's website the tentative composition of functional profiles associated with aspects such as : knowledge and professional experience, and also personal profiles, informing aspects such as career, recognition, prestige and other characteristics that it considers relevant . In this way, and in accordance with the provisions of article eight of the policy, the Board of Directors will only recommend to the General Shareholders' Meeting the most suitable candidates based on the defined functional and professional profiles . Likewise, the Procedure for the election of members of the Board of Directors, also published on the Company's website, clearly establishes the profiles that candidates for members of the Board of Directors must meet . In 2024, in the election held on March 21, this measure was complied with through the information that was shared on the website related to the profiles, evaluation and suitability of the candidates. The report of the assessment of candidates for members of the Board of Directors can be consulted at the following route: https://www.grupoexito.com.co/es/Assessment - report - candidates - BoD - 21032024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The procedure for the election of the members of the Board of Directors can be consulted in the following route: https://www.grupoexito.com.co/es/2.Procedure - Election - Members - of - BD.pdf Additionally, the profile and experience of the members of the Board of Directors can be consulted at the following link: https://www.grupoexito.com.co/es/Experience - BoD - 2024 - 2026.pdf NO. Explain:

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NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	

16.4. The corporation considers that the mere review of the résumés by the shareholders is not enough to decide on the candidates' fitness. Consequently, **it has internal procedures to assess any legal incompatibilities and inabilities, as well as a candidate's appropriateness to the needs of the Board of Directors**. These procedures evaluate a set of criteria that the candidates' functional and personal profiles must meet, and verify their compliance with some objective requirements to become a member of the Board of Directors, and some additional requisites to become an independent member.

16.4 Measure implementation	**YES**	X	**NO**		**N/A**	

YES. Briefly indicate: Chapter 2.2.2 of the Company's Corporate Governance Code incorporates the Board of Directors Election and Succession Policy, which provides, among its fourth to seventh articles, the characteristics and criteria to be considered in the assessment of candidates by the Board of Directors, among which are personal characteristics such as the level of knowledge, management and leadership skills, personal skills, commitment and impartiality, and the evaluation of inabilities and incompatibilities (Articles Four and Five). Similarly, the specific requirements that candidates for independent membership must meet are established (Article Six). In this regard, in the assessment report of candidates for members of the Board of Directors carried out in 2024, it is stated that the Company carried out an analysis of the inabilities and incompatibilities of the candidates and their aptitudes, prior to recommending their appointment to the General Shareholders' Meeting. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The report of the assessment of candidates for members of the current Board of Directors carried out in 2024 can be consulted at the following route:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 50 https://www.grupoexito.com.co/es/Assessment - report - candidates - BoD - 21032024.pdf The profile and experience of the members of the Board of Directors can be consulted at the following link: https://www.grupoexito.com.co/es/Experience - BoD - 2024 - 2026.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date April 27, 2023 Modification dates 16 . 5 . Besides the independence requirements set forth by the Law 964 of 2005 , the corporation has voluntarily adopted a more rigorous definition for this concept than that of the said law . Such definition has been accepted as a reference framework through the Rules of Procedure of the Board of Directors ; it includes, among other requirements to be assessed, that of the relationships or links of any kind of a candidate to become an independent member with any controlling or significant shareholders or their related parties, either domestically or abroad . Furthermore, it requires a double statement of independence : (i) that of the candidate before the corporation, its shareholders, and senior management members, expressed in his/her letter of acceptance, and (ii) that of the Board of Directors with respect to the candidate’s independence . N/A NO X YES 16.5 Measure implementation YES . Briefly indicate : The definition of independent member established in chapter one of the Corporate Governance Code expressly includes the recommendation by establishing requirements, not only the requirements enshrined in Law 964 of 2005 , but also additional criteria, associated with the candidate's relations with shareholders, with Senior Management and with stakeholders, in accordance with the provisions of the U . S . regulations applicable to the Company as an issuer of the U . S . stock market, in the Brazilian regulation as an issuer of the U . S . securities market, and in the S&P Global Corporate Sustainability Assessment (CSA) . It is, therefore, a more rigorous definition of independence .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 51 In this regard, Article Six of the Board of Directors Election and Succession Policy, contained in Chapter 2 . 2 . 2 of the Company's Corporate Governance Code, establishes that candidates for independent membership must declare such status in the communication in which they accept their application to be a member of the Board of Directors . As evidence of the exercise of this practice, it is possible to verify on the Company's website the declarations of independence of independent directors appointed in 2024 and the assessment made by the Board of Directors regarding their qualifications and compliance with the independence requirements by independent candidates . The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The declarations of independence of each of the directors for the election of the Board of Directors held in 2024, at the ordinary meeting of the General Shareholders' Meeting on March 21, 2024, can be found at the following route: https://www.grupoexito.com.co/en/shareholders - meeting - 2024 - ordinary - meeting - march - 21 - proposals The assessment report of candidates made to the members of the Board of Directors can be found in the following route: https://www.grupoexito.com.co/es/Assessment - report - candidates - BoD - 21032024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation February 24, 2016 Implementation date September 13, 2023 Modification dates 16 . 6 . Based on its internal regulations, the corporation considers that the Board of Directors, through its Chairman and with the support of the Appointment and Remuneration Committee, or that which fulfill its duties, is the most appropriate body to centralize and coordinate the process to appoint the Board before the General Meeting of Shareholders . In this way, the shareholders that wish to become Board members based on their stock participation, may learn about the Board’s needs, express their aspirations, and negotiate any stock - based balances and distribution among the different types of members . Moreover, they may present their candidates and agree that the Nomination and

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 52 Compensation Committee assess their fitness before the vote during the General Assembly of Shareholders. N/A X NO YES 16.6 Measure implementation YES. Briefly indicate: NO . Explain : Both the Board of Directors Election and Succession Policy contained in numeral 2 . 2 . 2 of the Corporate Governance Code, and the Procedure for the Election of Members of the Board of Directors, establish that the Board of Directors, through its Chairman, is the most appropriate body to centralize and coordinate, prior to the General Shareholders' Meeting, the process of forming the Board of Directors . Likewise, said Policy establishes that, together with the call to the meeting of the General Shareholders' Meeting, shareholders must be informed of the deadline they have to submit their lists of candidates to form the Board of Directors, to proceed with their evaluation in a timely manner . For the election of the Board of Directors held at the ordinary meeting of the General Shareholders' Meeting on March 21 , 2024 , shareholders were informed through the call and additional information made available on the website, of the deadline for them to submit the lists of candidates to form the Board of Directors . However, the "No" option is selected, since as of March 21 , 2024 , in accordance with the provisions of Law 964 of 2005 and without prejudice to the power of the Board of Directors to create management support committees in addition to the Audit and Risks Committee, the Company only has the latter Committee . By virtue of the above, the Board of Directors is the body, with the support of its President, most appropriate to centralize and coordinate the process of its formation . The above information can be consulted at the following links: https://www.grupoexito.com.co/es/Call - GSA - 21032024.pdf https://www.grupoexito.com.co/es/Call - GSA - 19022024.pdf The publication as relevant information of the assessment report carried out in 2024 can be consulted at the following path: https://www.grupoexito.com.co/es/Other - events - assessment - report - candidates - 27022024.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 53 The procedure for the election of the members of the Board of Directors can be consulted in the following route: https://www.grupoexito.com.co/es/2.Procedure - Election - Members - of - BD.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Gov er nance - Code.pdf NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 16 . 7 . Regulation of the Board of Directors foresees that the assessment of the candidates’ suitability must take place before the General Assembly of Shareholders . Consequently, the shareholders will have, with enough anticipation, sufficient information on the proposed candidates (personal qualities, suitability, background, experience, integrity, etc . ) to evaluate them well . N/A NO X YES 16.7 Measure implementation YES . Briefly indicate : This is provided for in the Board of Directors Election and Succession Policy contained in numeral 2 . 2 . 2 of the Corporate Governance Code, as well as in the Procedure for the Election of Board Members of the Board of Directors . The assessment procedure for candidates is carried out prior to the General Shareholders' Meeting, by the Board of Directors and with the support of its Chairman, through the preparation of a report where each of the candidates is evaluated (in line with the criteria established in the Policy and Procedure) and the lists that the Board will recommend to the General Assembly are decided . In the election of the Board of Directors held in 2024 , this measure was applied, as observed in the assessment report of candidates for members of the Board of Directors published prior to the ordinary meeting of the General Shareholders' Meeting on March 21 , 2024 .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 54 The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The publication as relevant information of the assessment report can be consulted in the following route: https://www.grupoexito.com.co/es/Other - events - assessment - report - candidates - 27022024.pdf The Procedure for the Election of candidates to the Board of Directors can be accessed by visiting: https://www.grupoexito.com.co/es/2.Procedure - Election - Members - of - BD.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date February 24, 2016 Modification dates Measure No. 17: Functional structure of the Board of Directors. 17 . 1 . Regulation of the Board of Directors provides that the independent and proprietary members are always a majority with respect to the executive members whose number, if they are included in the Board of Directors, will be the minimum necessary to meet the information and coordination requirements that exist between the Board of Directors and the corporation’s senior management . N/A NO X YES 17.1 Measure implementation YES . Briefly indicate : The first article of the Rules of Procedure of the Board of Directors incorporated in chapter 2 . 2 . 1 of the Corporate Governance Code of the Company accepts this recommendation by establishing the composition that the Board must have, from which it is highlighted that it must have seven (7) members, non - independent and independent . Likewise, the possibility of having only one (1) executive member in view of his or her role is foreseen,

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since on behalf of the Company's Senior Management, the only one who can be a member of the Board of Directors is the CEO in accordance with Article 31 of the Bylaws.

Currently, the Board of Directors is composed of three (3) independent members and four (4) non-independent members, with no executive members.

The Company's Bylaws can be consulted at the following route:
https://www.grupoexito.com.co/es/Estatutos-%20Sociales-21-03-2024.pdf
https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company's Corporate Governance Code can be consulted at the following route:
https://www.grupoexito.com.co/es/codigo-gobierno-corporativo-grupo-exito.pdf
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	December 31, 2008
Modification dates	

17.2. Beyond the minimum rate of twenty-five percent (25%) of **independent members** set forth by the Law 964 of 2005, **the corporation analyzes and adjusts upwardly their number on a voluntary basis.** Not being a fixed rule, this occurs in a way that the proportion of proprietary and independent members within the Board of Directors is comparable with the stock participation of the controlling and significant shareholders, and that of the floating capital, where the minority shareholders are.

17.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: In accordance with the provisions of chapter 2.2.1 of the Corporate Governance Code, the Board of Directors is composed of seven (7) members, elected by the General Shareholders' Meeting, and the number of

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 56 independent members and the independence criteria will be determined in accordance with the regulations applicable to the Company . Currently, the Board of Directors is composed of four (4) non - independent members and three (3) independent members . In this way, the Company has voluntarily adjusted upwards in the number of independent members . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation June 11, 2015 Implementation date Modification dates Measure No. 18: Organization of the Board of Directors. 18.1. The bylaws specify the functions of the Chairman of the Board of Directors , and his leading responsibilities are the ones provided in recommendation 18.1. N/A NO X YES 18.1 Measure implementation YES . Briefly indicate : Article 33 of the Company’s Bylaws establishes the functions of the Chairman of the Board and includes those set forth in Recommendation 18 . 1 . The Company's Bylaws can be consulted in the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 57 March 17, 2015 Implementation date Modification dates 18 . 2 . The corporation’s internal regulations foresee the possibility that the Chairman of the Board of Directors may have a different treatment than that of the other members , both in his obligations and his remuneration, because of the scope of his specific functions and his increased time commitment . N/A NO X YES 18.2 Measure implementation YES . Briefly indicate : The internal regulations provide for a differentiated treatment for the Chairman of the Board of Directors both in terms of obligations and remuneration . With respect to obligations, Article 33 of the Bylaws expressly defines the functions assigned exclusively to the Chairman of the Board of Directors . For its part, article three of the Remuneration Policy of the Company's Board of Directors incorporated in chapter 2 . 2 . 3 of the Corporate Governance Code establishes that the General Shareholders' Meeting may establish additional fees for the Chairman of the Board of Directors for his attendance at the face - to - face and non - face - to - face meetings of the Meeting . in consideration of the specific responsibilities and greater dedication of time that this position requires . The Company's Bylaws can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation June 11, 2015 Implementation date

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 58 Modification dates 18.3. The bylaws specify the norms for the appointment of the Secretary of the Board of Directors, among which are those indicated in recommendation 18.3. N/A NO X YES 18.3 Measure implementation YES . Briefly indicate : Article 48 of the Company's Bylaws expressly establishes the rules for the appointment of the Secretary of the Board of Directors in the terms of the recommendation, ensuring his independence from the CEO of the Company, by establishing that his/her appointment and removal corresponds to the Board of Directors (if he/she does not hold an executive position in the Company), at the proposal of the CEO of the Company (if he/she also holds an executive position) . The Company's Bylaws can be consulted in the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date March 27, 2019 Modification dates 18.4. Regulation of the Board of Directors set forth the Secretary’s functions , among them are those indicated in recommendation 18.4. N/A NO X YES 18.4 Measure implementation YES . Briefly indicate : Both the Rules of Procedure for the Board of Directors contained in numeral 2 . 2 . 1 of the Corporate Governance Code, and in article 48 of the Bylaws of the Company, the functions of the Secretary are enshrined, among which are those detailed in recommendation 18 . 4 . The Company's Bylaws can be consulted at the following route :

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https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The Rules of Procedure for the Board of Directors can be found in the following link: https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of-Directors.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	March 27, 2019

18.5. The Board of Directors has created a Nomination and Compensation Committee.

18.5 Measure implementation **YES** [ ] **NO** [X] **N/A** [ ]

YES. Briefly indicate:
NO. Explain: Although Article 61 of the Bylaws establishes that the Board of Directors may create the management support committees that it deems necessary, empowering it to eventually create an Appointments and Remuneration Committee, at present, and in accordance with the provisions of this same article, the Board of Directors has the support only of an Audit and Risks Committee. The Company's Bylaws can be consulted at the following link: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Company's Corporate Governance Code can be consulted at the following route:

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https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	
Modification dates	

18.6. The Board of Directors has created a Risk Committee.

18.6 Measure implementation **YES** X **NO** ☐ **N/A** ☐

YES. Briefly indicate: Article 61 of the Bylaws establishes that the Board of Directors may create committees to support its management, and that it will have at least one Audit and Risks Committee. The operating regulations of this Committee can be consulted in chapter 2.2.4 of the Company's Corporate Governance Code. The Company's Bylaws can be consulted at the following link: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Page 61

18.7. The Board of Directors has created a Corporate Governance Committee.

18.7 Measure implementation **YES** [ ] **NO** [X] **N/A** [ ]

YES. Briefly indicate:
NO. Explain: Although Article 61 of the Bylaws establishes that the Board of Directors may create the management support committees that it deems necessary, empowering it to eventually create a Corporate Governance Committee, currently, and in accordance with the provisions of this same article, the Board of Directors has the support only of an Audit and Risk Committee. The Company's Bylaws can be consulted at the following link: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	
Modification dates	

18.8. If the corporation considers that it is unnecessary to create all these committees, their functions are distributed among the committees that do exist, or they are performed by the Board of Directors at large.

18.8 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 62 YES . Briefly indicate : The Company during 2024 , by virtue of the changes in strategy and with the aim of simplifying processes and centralizing information in the Board of Directors, determined that it would be necessary to have the support of the Audit and Risks Committee only . The foregoing, in line with the provisions of Article 61 of the Bylaws . In this regard, the functions attributable to the Appointments, Remuneration and Corporate Governance Committee, and to the other existing Committees, were assumed by the Board of Directors . The Company's Bylaws can be consulted at the following link: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Likewise, the current composition of the Audit and Risks Committee is available on the corporate website through the following link: https://www.grupoexito.com.co/en/support - committees NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation December 31, 2008 Implementation date March 21, 2024 Modification dates 18 . 9 . Each of the committees of the Board of Directors has its internal regulation for its creation, its functions, the subjects in which the committee must work, and its operation . They pay special attention to the channels of communication between the committees and the Board of Directors ; and in the case of conglomerates, to the tools for the interaction and coordination between the committees of the Board of Directors of the holding Company and those of the subordinate companies, if they exist . N/A NO X YES 18.9 Measure implementation YES . Briefly indicate : In line with the provisions of Article 61 of the Bylaws, the Board of Directors has the support of the Audit and Risks Committee . Its regulations, which include its functions, composition, period, purpose, among

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 63 others, are found in chapter 2.2.4 of the Company's Corporate Governance Code. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company's Bylaws can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation September 11, 2014 Implementation date March 21, 2024 Modification dates 18 . 10 . The committees of the Board of Directors are comprised exclusively by independent or proprietary members ; they have a minimum of three (3) members and are chaired by an independent member . In the case of the Nomination and Compensation Committee, the independent members are always a majority . N/A NO X YES 18.10 Measure implementation YES . Briefly indicate : Article 61 of the Company's Bylaws expressly accepts the recommendation, indicating that the Committees that the Board of Directors may create will be made up of at least three (3) members of the Board of Directors who may be non - independent or independent members . Similarly, it establishes that the Audit and Risks Committee must be chaired by an independent member, in accordance with the provisions of the recommendation. The Company's Bylaws can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf Likewise, the current composition of the Audit and Risks Committee is available on the corporate website through the following link: https://www.grupoexito.com.co/en/support - committees

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 64 NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date March 21, 2024 Modification dates 18 . 11 . The committees of the Board of Directors may have the support, specific or permanent, of senior management members , with experience in the matters of the committee’s competence, and/or that of external experts . N/A NO X YES 18.11 Measure implementation YES . Briefly indicate : Chapter 2 . 2 . 4 . of the Company's Corporate Governance Code (Audit and Risks Committee Regulations) in its first article establishes a list of the people who may be counted on by the Support Committee of the Board of Directors, among which are, among others, employees of the Company (including senior management officers) and external advisors appointed by the Board of Directors . Similarly, during 2024 , the Board Support Committees, and especially the Audit and Risks Committee, had the support of Senior Management in matters within their competence . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 65 September 11, 2014 Implementation date March 21, 2023 Modification dates 18 . 12 . In the creation of its committees, the Board of Directors takes into account the profiles, knowledge, and professional experience of their members, with regard to the committee’s subject matter . N/A NO X YES 18.12 Measure implementation YES . Briefly indicate : In accordance with the provisions of the first article of chapter 2 . 2 . 4 of the Company's Corporate Governance Code, the Board of Directors will seek that the members of the Audit and Risks Committee have sufficient experience and suitability to fully comply with the functions that correspond to them, for which it will take into consideration the profiles, knowledge and professional experience required for this Committee and for the Committees that the Board of Directors may create . The appointment of the current members of the Audit and Risks Committee in March of this year was made in accordance with these criteria, as evidenced by the analysis of the profiles of each of its members . In this regard, you can consult : https://www.grupoexito.com.co/en/support - committees The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Additionally, the profile and experience of the members of the Board of Directors can be consulted in the report of the assessment carried out for the election of the current Board of Directors in 2024: https://www.grupoexito.com.co/es/Assessment - report - candidates - BoD - 21032024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 66 Junes 11, 2015 Implementation date March 21, 2024 Modification dates 18 . 13 . The committees draft minutes of their meetings and send a copy of them to all the members of the corporation’s Board of Directors . If the committees have delegated functions that enable them to take decisions, the minutes will comply with the requirements of the articles 189 and 431 of the Code of Commerce . N/A NO X YES 18.13 Measure implementation YES . Briefly indicate : Chapter 2 . 2 . 4 of the Corporate Governance Code (Audit and Risks Committee Regulations), in Article 9 , provides that each of the Committee meetings shall be recorded in a minute that shall be signed by the Chairman and the Secretary of the respective Committee and submitted for approval at the following meeting or by any other method leaving a record of the votes received . In addition to the above, Article 6 of this same chapter establishes as a function of the Chairman of the respective Committee the obligation to present to the Board of Directors a report on the most important matters discussed, which guarantees the knowledge of all members of the Board of Directors . During 2024 , the minutes of each of the meetings of the Audit and Risks Committee that were held were prepared, which were in accordance with the requirements of articles 189 and 431 of the Commercial Code . In addition, the members of the Board of Directors learned about the topics discussed at each meeting, either through the report that was presented to the Board, or in the case of meetings with a joint session of the Board of Directors and the Audit and Risks Committee . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf During 2024, the Audit and Risks Committee of the Board of Directors held 10 meetings, of which 4 were ordinary and 6 extraordinary. The details of the quorum and attendance at the meetings of this Committee are available on our corporate website: https://www.grupoexito.com.co/es/Quorum - attendance - BoD - supporting - committees.pdf NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 67 NA. Precise the law or regulation that prevents the adoption of the recommendation December 31, 2008 Implementation date March 21, 2024 Modification dates 18 . 14 . Except if the applicable legal or regulatory framework demands their creation, in the case of conglomerates, the internal regulations foresee that the Boards of Directors of the subordinate companies may decide not to create specific committees to deal with certain matters, and those matters may be assumed by the committees of the Board of Directors of the holding Company . However, this will not imply a transfer of the responsibilities of the Boards of Directors of the subordinate companies to the holding Company . N/A X NO YES 18.14 Measure implementation YES. Briefly indicate: NO . Explain : Although the Company applies the recommendation established in the measure in its actions, the Boards of Directors of its subordinate companies or the Committee that serves as the Board of Directors in any of them (Subsidiary Management Committee) may choose not to constitute specific Committees but that these issues are assumed by the Committees of the Company's Board of Directors, To date, there is no express regulation of this recommendation in an internal corporate governance instrument . However, throughout the Corporate Governance Code it is established that without prejudice to the autonomy of the governing bodies of the subsidiaries, since the Company acts as the parent company of the Business Group, many of the matters dealt with in this document have a group focus and are developed through general policies, guidelines or requests for information that respect the balance between the interests of the parent company and those of the subordinates . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 68 NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 18 . 15 . The main duty of the Audit Committee is to assist the Board of Directors in its supervisory functions through the assessment of the accounting procedures, the interaction with the Statutory Auditor and, in general, the monitoring of the corporation’s Control Architecture, including its risk management system . N/A NO X YES 18.15 Measure implementation YES . Briefly indicate : Chapter 2 . 2 . 4 . 1 , Article 12 of the Company's Corporate Governance Code regarding the functions of the Audit and Risks Committee, expressly establishes its obligation to support the Board of Directors in the surveillance and supervision of the accounting, financial reporting and reporting processes, risk management, the internal control architecture system, internal audit and tax audit processes and compliance with internal codes, laws, regulations and codes of conduct . Within its functions, the Audit and Risks Committee must present a report to the Board of Directors for consideration at the end of the financial year that mainly includes aspects related to financial information and reporting, risk management, internal control systems and audit work . During 2023, the Committee effectively fulfilled these functions. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 69 NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date July 31, 2023 Modification dates 18 . 16 . The members of the Audit Committee are knowledgeable in accounting, finance, and other related matters . This enables them to treat the committee’s subject matters with accuracy, and with an adequate understanding of their scope and complexity . N/A NO X YES 18.16 Measure implementation YES. Briefly indicate: Chapter 2.2.4 of the Company's Corporate Governance Code (Audit and Risks Committee Regulations) expressly provides that, in addition to their professional knowledge and experience, its members must have accounting, financial and related knowledge, and that at least one (1) of its members must be a "financial expert" under the terms provided for in section 407 of Regulation S - K of the Securities Exchange Act of 1934. As an example of this practice, during 2024 the Company's Audit and Risks Committee had members with knowledge and professional experience in the topics mentioned in this recommendation and appointed Mr. Miguel Fernando Dueñas as an expert financial member of the Committee. In this regard, the profile of these members can be consulted through the following link: https://www.grupoexito.com.co/en/support - committees The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA

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Implementation date	June 11, 2015
Modification dates	March 21, 2024

18.17. Upon request of the President of the Assembly, the **President of the Audit Committee informs the General Assembly of Shareholders** of concrete aspects of the committee's work, for instance, the analysis of the scope and contents of the Report of the Statutory Auditor.

18.17 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: This possibility is enshrined in the Corporate Governance Code, in Article 3 of the Rules of Procedure of the General Shareholders' Meeting (chapter 2.1.1). Similarly, the Corporate Governance Report includes the management report of the Audit and Risks Committee and any Committees that may exist. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The Rules of Procedure of the General Shareholders' Meeting can be consulted at the following route: https://www.grupoexito.com.co/es/2.Protection-Shareholders-.pdf The latest Corporate Governance Report approved by the Board of Directors at its ordinary meeting held on January 28, 2025, can be consulted at: https://www.grupoexito.com.co/es/Anual-corporate-governance-report-2024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

18.18. The committee's internal regulation assigns it the functions indicated in recommendation 18.18.

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 71 N/A NO X YES 18.18 Measure implementation YES . Briefly indicate : Chapter 2 . 2 . 4 , Article 12 of the Company's Corporate Governance Code (Audit and Risks Committee Regulations) includes all the functions of the Audit and Risks Committee, classifying them into financial information and reporting processes, risk management and assessment, internal control, internal auditing, tax auditing, compliance and other functions . These functions include the functions contained in recommendation 18 . 18 . In addition, the regulation complies with the guidelines of the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE) that the Company must comply with as a Foreign Private Issuer . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date July 31, 2023 Modification dates 18 . 19 . The main goal of the Nomination and Compensation Committee is to support the Board of Directors in its advising and decision - making duties relative to the nomination and compensation of Board members and senior managers . In addition, it must monitor regularly the observance of Corporate Governance norms, recommendations, and principles (in those cases when this function is not assigned explicitly to another corporate committee) . X N/A NO YES 18.19 Measure implementation YES. Briefly indicate:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 72 NO. Explain: NA . Precise the law or regulation that prevents the adoption of the recommendation : In accordance with the provisions of Article 61 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risk Committee . In this regard, at present and in accordance with the provisions of chapter 2 . 2 . 4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risk Committee . Implementation date Modification dates 18 . 20 . Some members of the Nomination and Compensation Committee are knowledgeable in strategy and human resources (selection, recruitment, hiring, training, staff management), compensation policies and related matters, so that they understand their scope and complexity within the corporation . X N/A NO YES 18.20 Measure implementation YES. Briefly indicate: NO. Explain: NA . Precise the law or regulation that prevents the adoption of the recommendation : In accordance with the provisions of Article 61 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee . In this regard, at present and in accordance with the provisions of chapter 2 . 2 . 4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee . However, some members of the Board of Directors have this type of knowledge, contributing to the Company's strategy . Implementation date Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 73 18 . 21 . Upon request of the President of the Assembly, the President of the Nomination and Compensation Committee may inform the General Assembly of Shareholders on the concrete tasks that the committee has performed, such as monitoring the compensation policies for the Board of Directors and senior managers . X N/A NO YES 18.21 Measure implementation YES. Briefly indicate: NO. Explain: NA . Precise the law or regulation that prevents the adoption of the recommendation : In accordance with the provisions of Article 61 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee . In this regard, at present and in accordance with the provisions of chapter 2 . 2 . 4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee . However, Article 3 of the Regulations of the General Shareholders' Meeting (Chapter 2 . 2 . 4 of the Corporate Governance Code) establishes that at the request of the Chairman of the General Shareholders' Meeting, the Chairman of the Audit and Risks Committee and the Chairmen of the other Committees of the Board of Directors that may exist, may report to the General Shareholders' Meeting on specific aspects of the work carried out by the respective Committees . Implementation date Modification dates 18.22. The internal regulation of the Nomination and Compensation Committee assigns it the functions provided in recommendation 18.22. X N/A NO YES 18.22 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 74 YES. Briefly indicate: NO. Explain: NA . Precise the law or regulation that prevents the adoption of the recommendation : In accordance with the provisions of Article 61 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee . In this regard, at present and in accordance with the provisions of chapter 2 . 2 . 4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee . Implementation date Modification dates 18.23. The main objective of the Risk Committee is to assist the Board of Directors in its responsibility to oversee the management of risks . N/A NO X YES 18.23 Measure implementation YES. Briefly indicate: The Company's Board of Directors has the Audit and Risks Committee, whose functions, in accordance with the provisions of chapter 2.2.4, article 12 of the Company's Corporate Governance Code, include, among others, supporting the Board of Directors in monitoring and supervision in relation to risk management. The Corporate Governance Code can be accessed by visiting: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation

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Implementation date	March 17, 2015
Modification dates	February 19, 2018

18.24. Upon request of the President of the Assembly, **the President of the Risk Committee may inform the General Assembly of Shareholders** on the concrete tasks that the committee has performed.

18.24 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: This possibility is enshrined in chapter 2.1.1 of the Corporate Governance Code, in article 3 of the Rules of Procedure of the General Shareholders' Meeting. Similarly, the Corporate Governance Report includes the management report of the Audit and Risks Committee and any Committees that may exist. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The Rules of Procedure of the General Shareholders' Meeting can be consulted at the following route: https://www.grupoexito.com.co/es/Rules-of-Procedure-General-Meeting-of-Shareholders-.pdf The latest Corporate Governance Report approved by the Board of Directors at its ordinary meeting held on January 28, 2025, can be consulted at: https://www.grupoexito.com.co/es/Anual-corporate-governance-report-2024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	February 19, 2018

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 76 18 . 25 . Given any necessary adjustments to distinguish between corporations of the financial sector and those of the economy’s real sector, and without prejudice to the functions prescribed to this committee by the norms in force, the Risk Committee’s internal regulation assigns it the functions provided in recommendation 18 . 25 . N/A NO X YES 18.25 Measure implementation YES . Briefly indicate : Chapter 2 . 2 . 4 , Article 12 of the Company's Corporate Governance Code (Audit and Risks Committee Regulations) includes all the functions of the Audit and Risks Committee, classifying them into financial information and reporting, risk management and evaluation, internal control, internal auditing, tax auditing, compliance and other functions, which contain the functions contained in recommendation 18 . 25 . In addition, the regulation complies with the guidelines of the Securities Exchange Commission (SEC) and the New York Stock Exchange (NYSE) that the Company must comply with as a Foreign Private Issuer . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date July 31, 2023 Modification dates 18.26. The main objective of the Corporate Governance Committee is to assist the Board of Directors in its functions to propose and supervise the corporation’s governance measures. X N/A NO YES 18.26 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 77 YES. Briefly indicate: NO. Explain: NA . Precise the law or regulation that prevents the adoption of the recommendation : In accordance with the provisions of Article 61 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee . In this regard, at present and in accordance with the provisions of chapter 2 . 2 . 4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee . Implementation date Modification dates 18.27. The internal regulation of the Corporate Governance Committee assigns it the functions provided in recommendation 18.27. X N/A NO YES 18.27 Measure implementation YES. Briefly indicate: NO. Explain: NA . Precise the law or regulation that prevents the adoption of the recommendation : In accordance with the provisions of Article 61 of the Bylaws, the Board of Directors may create committees to support its management, and at least it will have an Audit and Risks Committee . In this regard, at present and in accordance with the provisions of chapter 2 . 2 . 4 of the Corporate Governance Code, the only Committee to support the management of the Board is the Audit and Risks Committee .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 78 Implementation date Modification dates Measure No. 19: Operation of the Board of Directors. 19 . 1 The President of the Board of Directors with the assistance of the Secretary and of the President of the corporation prepares a work plan for the Board , for the period under assessment . This tool helps to determine a reasonable number of ordinary meetings per year, and their estimated length . N/A X NO YES 19.1 Measure implementation YES. Briefly indicate: NO . Explain : Article 33 numeral (iii) of the Bylaws defines as the function of the Chairman of the Board of Directors the coordination and planning of the operation of the Board of Directors, through the establishment of an annual work plan . As a complement to the above, Article 7 of the Rules of Procedure of the Board of Directors, incorporated in chapter 2 . 2 . 1 of the Company's Corporate Governance Code, specifies that the work plan prepared by the Chairman of the Board shall be attended by the General Counsel and the CEO of the Company, and that it shall be submitted to the Board of Directors for consideration . However, taking into account that the Company is in a period of internal restructuring and adjustments in its corporate governance documents, at present a work plan as such has not been approved, but, taking into account the approved calendar for the 2025 sessions, and the internal planning in terms of reports, and obligations in general with which the Company must comply in its capacity as issuer of the securities market, ordinary meetings of the Board of Directors and specific issues that must be discussed in these meetings have been defined, without prejudice to the inclusion and submission to the Board of Directors of all the issues that in accordance with the different regulations and internal regulations, the Company must comply . The Company's Bylaws can be consulted at: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 79 NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 19 . 2 . The Board of Directors of the corporation holds between eight (8) and twelve (12) ordinary meetings per year ; except for the entities subject to surveillance, which must hold at least one (1) meeting per month because of their regime . N/A X NO YES 19.2 Measure implementation YES. Briefly indicate: NO . Explain : Article 34 of the Bylaws and Article 8 of the Rules of Procedure for the Board of Directors, incorporated in Chapter 2 . 2 . 1 of the Company's Corporate Governance Code, establish that the Board of Directors shall meet at least four (4) times a year, in order for it to approve the Company's Financial Statements before their publication to the market and approve the specific issues that arise during the course of the year . However, in the event of urgent or extraordinary matters, the Board of Directors may hold extraordinary meetings . NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 19.3. One (1) or two (2) of the Board’s meetings per year make a distinctive emphasis on the definition and monitoring of the corporation’s strategy. N/A NO X YES 19.3 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 80 YES . Briefly indicate : Article 8 of Rules of Procedure for the Board of Directors, incorporated in chapter 2 . 2 . 1 of the Corporate Governance Code, establishes that at least one of the meetings of the Board of Directors must focus on the definition and monitoring of the Company's strategy . In this sense, at the time of structuring the work plan of the Board of Directors and, consequently, the content of its agendas, it is established that at least one meeting of said body will focus on the definition and monitoring of the Company's strategy . In 2024 , the Board of Directors followed up on the Company's strategy at the regular meeting held in May . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation February 10, 2015 Implementation date Modification dates 19.4. The Board of Directors approves a concrete calendar for its ordinary sessions . However, it may also meet, on an extraordinary basis, as many times as necessary . N/A NO X YES 19.4 Measure implementation YES . Briefly indicate : At its ordinary meeting in November 2024 , the Board of Directors approved the national corporate calendar for 2025 , in which the specific dates of the ordinary meetings for 2025 were established, among others, without prejudice to the fact that the Board of Directors could meet as many times as required by the Rules of Procedure for the Board of Directors and the Bylaws, among others . The Company's Corporate Governance Code can be consulted at the following route :

FINANCIAL SUPERINTENDENCE OF COLOMBIA

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https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The Bylaws can be consulted at the following link: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	February 10, 2015
Modification dates	

19.5. At least five (5) common days before the meeting, the Board members receive, simultaneously with the meeting call, the documents or information related to each of the points on the Agenda. This ensures their active participation and their well-thought decision-making.

19.5 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: Article 7 of the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code, establishes that the call for ordinary meetings must be made at least five (5) common days and will be accompanied by the information corresponding to each item on the agenda, so that the members of the Board of Directors have sufficient time to study them and actively participate in the sessions in which they are reviewed and can make decisions in a reasonable way. During 2024, the calls for the meetings of the Board of Directors were made with the established advance notice and with them, the material associated with each item on the agenda was made available to the members of the Board of Directors so that they had the possibility of analyzing it in advance of the meeting. This process was carried out through the *Teams platform*. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf **NO. Explain:**

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 82 NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date Modification dates 19 . 6 . The President of the Board of Directors , with the support of the Board’s Secretary, assumes the ultimate responsibility for the timeliness and usefulness of the information delivered to the members . Consequently, in the set of documents provided (the dashboard of the Board of Directors) the quality will be most important than the quantity . N/A NO X YES 19.6 Measure implementation YES . Briefly indicate : In this regard, the rules for convening meetings of the Board of Directors are enshrined, as provided in Article 7 of the Rules of Procedure for the Board of Directors incorporated in chapter 2 . 2 . 1 of the Company's Corporate Governance Code, which establishes the Chairman of the Board of Directors with the concurrence of the Secretary, the ultimate responsibility for the members of the Board of Directors to receive the information well in advance, ensuring that it is useful, putting quality before quantity . In addition to the above, article 33 numeral (vi) of the Bylaws establishes as a function of the Chairman of the Board of Directors to ensure the timely delivery of information to the members of the Board of Directors, either directly or through the Secretary . During 2024 , this process was carried out by the Chairman of the Board of Directors with the support of the Secretary, through the Teams platform . The Company's Bylaws can be consulted at: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 83 NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date February 19, 2018 Modification dates 19 . 7 . The ultimate responsibility to prepare the Agenda for the meetings of the Board of Directors corresponds to the Board’s President and not to the President of the corporation . The structure of the Agenda follows given parameters that ensure a logical order for the presentation of the subjects and for the debates N/A NO X YES 19.7 Measure implementation YES . Briefly indicate : In accordance with the provisions of article 33 numeral (v) of the Company's Bylaws, it is the responsibility of the Chairman of the Board of Directors to prepare the agenda for the meetings of said body, a task that he performs in coordination with the Secretary of the Board, the CEO of the Company and the other members . As such, the Chair of the Board is responsible for the final definition of the agenda for each Board meeting . The Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date Modification dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 84 19 . 8 . On the Annual Corporate Governance Report and on the institutional web site, the Company publishes the attendance of the Board members to the meetings of the Board of Directors and to its committees . N/A NO X YES 19.8 Measure implementation YES . Briefly indicate : In the corporate governance report prepared by the Company and approved by the Board of Directors, the attendance of the members at the meetings of the Board of Directors and the support committees that exist is published . The report is published in turn on the corporate website . The most recent, corresponding to the year 2024 , presented in and approved by the Board of Directors held on January 28 , 2025 , can be consulted at the following route : https://www.grupoexito.com.co/es/Anual - corporate - governance - report - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation March 30, 2016 Implementation date Modification dates 19 . 9 . Every year, the Board of Directors assesses the effectiveness of its work as a collective body, that of its committees, and that of its members individually considered, including peer evaluation . Furthermore, it evaluates the reasonableness of its internal regulations, and the dedication and performance of its members, proposing changes in its organization and operation deemed pertinent . In the case of conglomerates, the Board of Directors of the holding Company demands that the assessment process takes place also within the Boards of Directors of the subordinate companies . N/A X NO YES 19.9 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 85 YES. Briefly indicate: NO . Explain : In accordance with the provisions of Article 14 of the Rules of Procedure for the Board of Directors, incorporated in numeral 2 . 2 . 1 of the Corporate Governance Code of the Company, the Board of Directors, the Audit and Risks Committee and those that may exist, may annually carry out an evaluation process to measure the qualities of the members of the Board of Directors and its Committees, their individual performance and the general performance of the respective body . The Board may also alternate the internal evaluation technique with an external evaluation conducted by independent advisors . In addition to the above, article 33 numeral (x) of the Bylaws establishes as a function of the Chairman of the Board of Directors that of leading the annual evaluation process of the Board and its Committees, except for his own . During 2024 , considering the recent appointment of the Board of Directors, the evaluation process was dispensed with, since the results of an evaluation under the above circumstances would not generate greater value for management, the company's shareholders and for the members of the Board of Directors . However, both the Board of Directors and management are committed to the constant improvement of their processes and guidelines regarding the operation of the Board of Directors and the Audit and Risks Committee . In the case of the Company's subordinate companies, the internal performance evaluation for the year 2024 was dispensed with, considering that in December the retirement of some members of the senior management of the parent company who were part of the Comité Directivo de Filiales Subsidiaries Steering Committee (the body that serves as the Board of Directors of the subordinates) was presented, and that a process of restructuring the Committee is currently underway in order to generate greater value and effectiveness in decision - making and issues to be dealt with by the Committee . The Company's Bylaws can be consulted at: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf

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NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	
Modification dates	

19.10. The Board of Directors alternates internal evaluation techniques with external evaluation performed by independent advisors.

19.10 Measure implementation **YES** [ ] **NO** [X] **N/A** [ ]

YES. Briefly indicate:
NO. Explain: Article 14 of the Rules of Procedure for the Board of Directors, incorporated in numeral 2.2.1 of the Company's Corporate Governance Code, establishes that the Board of Directors may alternate the internal evaluation technique with an external evaluation carried out by independent advisors. In this sense, in accordance with the interpretation that the Company has made of the measure by enshrining the "alternation", the Company has alternated the evaluation technique, carrying out an internal self-evaluation in one period and an external one in the following year or period. However, the "No" option is selected, considering the recommendations received from the Financial Superintendence on August 5, 2024, where they inform the Company that the alternation to which they refer must be made in the same period, that is, that in the same period there must be internal and external components. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf
NA. Precise the law or regulation that prevents the adoption of the recommendation

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Implementation date	
Modification dates	

Measure No. 20: Duties and rights of the members of the Board of Directors.

20.1. Regulation of the Board of Directors complements the dispositions of the Company's regulatory framework regarding the duties and rights of the Board members.

20.1 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: The Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code of the Company, expressly include the rights (Article 12) and duties (Article 13) of the members of the Board of Directors enshrined both in the law and in the Bylaws.

The Company's Corporate Governance Code can be consulted at the following route:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Rules of Procedure for the Board of Directors can be consulted separately through this link:
https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of-Directors.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	September 13, 2023

20.2. Regulation of the Board of Directors develops the Company's understanding of the **duties of the Board members indicated in recommendation 20.2.**

20.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 88 YES. Briefly indicate: Article 13 of the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Company's Corporate Governance Code, expressly includes the duties of the members of the Board of Directors mentioned in recommendation 20.2. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Similarly, the Rules of Procedure for the Board of Directors can be consulted separately through this link: https://www.grupoexito.com.co/es/Rules - of - Procedure - for - the - Board - of - Directors.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date September 13, 2023 Modification dates 20.3. Regulation of the Board of Directors develops the contents of the rights of the Board members indicated in recommendation 20.3. N/A NO X YES 20.3 Measure implementation YES . Briefly indicate : Article 12 of the Rules of Procedure for the Board of Directors, incorporated in chapter 2 . 2 . 1 of the Corporate Governance Code of the Company, expressly includes the rights of the members of the Board of Directors, information, induction and permanent training, and remuneration . For its part, Article 15 of the Regulation establishes that any of the members may request the hiring of an independent external advisor and the conditions for their hiring . In this way, the rights mentioned in recommendation 20 . 3 are fully embraced .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 89 The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Similarly, the Rules of Procedure for the Board of Directors can be consulted separately through this link: https://www.grupoexito.com.co/es/Rules - of - Procedure - for - the - Board - of - Directors.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date February 19, 2018 Modification dates Measure No. 21: Conflicts of interest. 21 . 1 . In its internal regulations, the corporation has a clear and formal policy and procedure for the identification, management, and resolution of conflicts of interest, whether direct or indirect through related parties, that may affect the members of the Board of Directors and other managers . N/A NO X YES 21.1 Measure implementation YES . Briefly indicate : The Company has a policy and procedure for the knowledge, administration and resolution of conflicts of interest, direct or indirect through related parties and that is applicable to all employees, administrators and members of the Board of Directors . This policy is included in the Code of Ethics and Conduct, in numeral 5 . 5 , which enshrines the definition of conflict of interest, the types of conflict that may arise, the functions and composition of the Conflicts of Interest Committee, the procedure for its management, among others . Similarly, the Conflicts of Interest Policy establishes the periodic report that must be made by the members of the Board of Directors, legal representatives, members of Senior Management and other directors of the company, on those

FINANCIAL SUPERINTENDENCE OF COLOMBIA

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situations or relationships that may arise a conflict of interest or influence the direction of their opinion or vote. During 2024, these reports were made and managed according to the rules established in the Policy. The Code of Ethics and Conduct is published on the corporate website and can be consulted at the following link: https://www.grupoexito.com.co/es/code-of-ethics-conducts.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	December 29, 2022

21.2. The procedure for the management of conflicts of interest makes a distinction about their nature as occasional or permanent. If they are occasional, the applicable procedure indicates the rules and steps to be followed, which should be relatively easy to implement and hard to avoid for those affected. In the case of permanent conflicts of interest, the procedure stipulates that if the situation affects the corporation's overall operations, it must be regarded as a cause for the obligatory resignation of those affected, for it makes it impossible for them to hold the position.

21.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: In accordance with the definition of conflicts of interest contained in both chapter one of the Corporate Governance Code and numeral 5.5. of the Code of Ethics and Conduct, the Company has differentiated two types of conflicts of interest, as follows: (i) conflicts of interest that, in the opinion of the Conflict of Interest Committee, affect the operations of the Company as a whole and are of such magnitude that they make it impossible to the person involved in exercising his or her position, which coincides with the concept of permanent conflict of interest; and ii) conflicts of interest that, in the opinion of the Conflict of Interest Committee, can be managed following the rules set forth in the Conflict of Interest Policy, which coincides with the concept of sporadic conflict of interest.

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 91 It is the responsibility of the Conflict of Interest Committee to define the solutions and sanctions to be imposed in each case, when there is a violation of the duties and/or prohibitions defined in the Conflict of Interest Policy . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company's Code of Ethics and Conduct can be consulted at the following route: https://www.grupoexito.com.co/es/code - of - ethics - conducts.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date December 29, 2022 Modification dates 21 . 3 . The members of the Board of Directors, legal representatives, senior managers, and other administrators of the corporation inform the Board periodically about any relationships , whether direct or indirect, that they keep between them, or with other entities or structures of the conglomerate to which the issuer belongs, or with the issuer, or with providers, or clients, or any other stakeholders, out of which given conflicts of interest might arise, or that might influence their opinion or vote, thereby building up the managers’ “map of related parties . ” N/A NO X YES 21.3 Measure implementation YES . Briefly indicate : In accordance with paragraph 5 . 5 . 7 of the Conflict of Interest Policy contained in the Code of Ethics and Conduct, the members of the Board of Directors, legal representatives, members of Senior Management and other directors of the company must periodically inform the Board of Directors of the relationships, direct or indirect, that they maintain between them, or with other entities or structures belonging to the Business Group of which the Company is a part, or with the Company, or with suppliers, or with customers or with any other Interest Group, from which situations of conflict of interest could arise or influence the direction of their opinion or vote . The periodicity of this report for the members of the Board of Directors is

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 92 quarterly . For legal representatives, Senior Management and other administrators, it is a minimum annual . Situations reported by members of the Board of Directors are reported to the Board of Directors and situations reported by members of Senior Management are reported to the Board of Directors through the Audit and Risks Committee . In accordance with the above, during 2024 the report was made within the established term by the members of the Board of Directors and by Senior Management . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company's Code of Ethics and Conduct can be consulted at the following route: https://www.grupoexito.com.co/es/code - of - ethics - conducts.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date Modification dates 21 . 4 . Any relevant conflict - of - interest situations , understood as those that would force the affected to refrain from attending a meeting and/or voting, involving the members of the Board of Directors and remaining managers, are featured in the public information that the corporation posts every year on its web site . N/A NO X YES 21.4 Measure implementation

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YES. Briefly indicate: In accordance with numeral 5.5.6 of the Conflicts of Interest Policy contained in the Company's Code of Ethics and Conduct, management discloses those situations in which, as a result of a possible situation of conflict of interest of one or more of the members of the Board of Directors and other Directors, the affected party has abstained from participating in the meeting and/or voting on the Corporate Governance Report, which is published on the corporate website. The Company's Code of Ethics and Conduct can be consulted at the following route: https://www.grupoexito.com.co/es/code-of-ethics-conducts.pdf The most recent corporate governance report, corresponding to the year 2024, presented in and approved by the Board of Directors on January 28, 2025, can be consulted at the following route: https://www.grupoexito.com.co/es/Anual-corporate-governance-report-2024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	

21.5. For these purposes, **the definition of Related Party** that the corporation applies is **consistent with the International Accounting Standard No. 24 (IAS 24).**

21.5 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: The definition of Related Parties established in the Company's Corporate Governance Code, in its chapter on definitions, is consistent with International Accounting Standard No. 24. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 94 Similarly, the definitions and guidelines contemplated in the Policy and Procedure on Transactions between Related Parties correspond to the accounting regulations on the matter . The Policy is found in chapter seven of the Corporate Governance Code, and the Procedure is published on the corporate website, which can be accessed through the following link : https : //www . grupoexito . com . co/es/ 1 . Procedure - related - party - transactions . pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date February 19, 2018 Modification dates Measure No. 22: Related Party Transactions. 22 . 1 . The corporation has a policy that specifies the concrete procedures for the assessment, approval, and disclosure of related - party transactions , including any pending balances, and the relationships among those transactions . N/A NO X YES 22.1 Measure implementation YES . Briefly indicate : Chapter seven of the Company's Corporate Governance Code enshrines the Related Party Transactions Policy approved by the Board of Directors, which defines the mechanisms for valuation, approval and disclosure of transactions between related parties in accordance with the definitions and rules established therein . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf Likewise, the Company has a Related Party Transaction Procedure, which is published on the corporate website at the following link:

FINANCIAL SUPERINTENDENCE OF COLOMBIA

Page 95

https://www.grupoexito.com.co/es/1.Procedure-related-party-transactions.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	January 15, 2016
Modification dates	February 19, 2018

22.2. The corporation's policy on related-party transactions addresses the matters provided in recommendation 22.2.

22.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: Chapter seven of the Company's Corporate Governance Code establishes the Transactions Policy between Related Parties which addresses the aspects of valuation, approval and disclosure contained in recommendation 22.2. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf Similarly, the Procedure for Transactions between Related Parties is published on the corporate website, which can be accessed through the following link: https://www.grupoexito.com.co/es/1.Procedure-related-party-transactions.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA

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Implementation date	January 15, 2016
Modification dates	February 19, 2018

22.3 The policy foresees that the Board of Directors does not need to authorize explicitly the related party transactions if they are recurrent and pertain to the ordinary course of business, and performed by virtue of contracts of adhesion or master agreements, whose conditions are fully standardized, are applied massively, and carried out at market prices that have been set, on a general basis, by those who provide the given good or service, and the individual amount of which is not relevant to the corporation..

22.3 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: The Policy on Transactions between Related Parties, enshrined in chapter seven of the Corporate Governance Code, establishes that those recurring transactions, i.e., those typical of the ordinary course of the Company's business and whose amount is not material in the terms defined in the Policy, will be presented to the Audit and Risks Committee for information purposes only once a year, with the possibility of doing so more frequently, and will not require approval from the Board of Directors.

The Company's Corporate Governance Code can be consulted at the following route:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

Similarly, the Procedure for Transactions between Related Parties is published on the corporate website, which can be accessed through the following link:
https://www.grupoexito.com.co/es/1.Procedure-related-party-transactions.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 97 January 15, 2016 Implementation date February 19, 2018 Modification dates Measure No. 23: Compensation of members of the Board of Directors. 23 . 1 . The corporation has a compensation policy for the Board of Directors approved by the General Shareholders Meeting that is reviewed every year . It identifies all the compensation elements that may be actually met . These elements may be fixed or variable . They may include fixed honoraria for being a Board member, honoraria for attending the Board sessions and/or its committee meetings, and other allowances of any type earned throughout the appointment, for whatever cause, either in cash or in kind . They also include any obligations assumed by the corporation in terms of pension or life insurance payments, or other items, awarded to senior or newer members, as well as any liability insurance coverage (Directors and Officers – D&O policies) that the Company acquires for its Board members . N/A NO X YES 23.1 Measure implementation YES . Briefly indicate : Chapter 2 . 2 . 3 of the Company's Corporate Governance Code contains the Board of Directors Remuneration Policy, which establishes at the head of the General Shareholders' Meeting the function of setting the fees of the members of the Board of Directors for their attendance at the meetings of the Board of Directors and its Support Committees, as well as the criteria that must be taken into account for the determination of the same . In this regard and in line with the provisions of said Policy, at the ordinary meeting held on March 21, 2024, the General Shareholders' Meeting approved the following remuneration for the Board of Directors: https://www.grupoexito.com.co/es/GSM - decisions - new - directors - and - senior - management - 21032024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 98 June 11, 2015 Implementation date Modification dates 23 . 2 . If the corporation adopts any variable compensation systems related to the Company’s progress in the medium and long terms, the compensation policy sets limits to the amounts that may be distributed to the Board of Directors . If the variable component is related to the corporation’s profits or other management indicators by the closing of the term assessed, whatever qualifications [salvedades] made by the Statutory Auditor in his report, which could lessen the term’s results, will be considered . N/A X NO YES 23.2 Measure implementation YES. Briefly indicate: NO . Explain : The Remuneration Policy of the Board of Directors incorporated in chapter 2 . 2 . 3 of the Company's Corporate Governance Code establishes in its fourth article that it is the responsibility of the General Shareholders' Meeting to set the value of the fees of the members of the Board of Directors, without expressly adopting the recognition of variable components for remuneration . NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 23 . 3 . The proprietary and independent members of the Board of Directors are explicitly excluded from compensation schemes that include stock options or from a variable compensation linked to absolute changes in share prices . N/A NO X YES 23.3 Measure implementation

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 99 YES . Briefly indicate : In accordance with the Remuneration Policy of the Board of Directors, incorporated in chapter 2 . 2 . 3 of the Company's Corporate Governance Code, the members of the Board of Directors will be entitled to remuneration for attendance at the meetings of the Board and Committees, the value of which will be set by the Assembly for each period . The Company has not adopted remuneration systems that incorporate stock options or variable remuneration . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The approved fees for the current Board of Directors can be consulted at the following route: https://www.grupoexito.com.co/es/GSM - decisions - new - directors - and - senior - management - 21032024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation June 11, 2015 Implementation date Modification dates 23 . 4 . Within the compensation policy, for every term assessed, the General Assembly of Shareholders approves a maximum cost for the Board of Directors, including all the compensation elements authorized . N/A NO X YES 23.4 Measure implementation YES . Briefly indicate : In accordance with article four of the Remuneration Policy of the Board of Directors incorporated in chapter 2 . 2 . 3 of the Company's Corporate Governance Code, the General Shareholders' Meeting will establish the value of the fees corresponding to the members of the Board of Directors for each period, which sets the total value that will be paid to the directors for their attendance at the meetings of the Board of Directors and to the Committees of which they are a part .

FINANCIAL SUPERINTENDENCE OF COLOMBIA

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The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The approved fees for the current Board of Directors can be consulted at the following route: https://www.grupoexito.com.co/es/GSM-decisions-new-directors-and-senior-management-21032024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	June 11, 2015
Modification dates	

23.5. The shareholders know the complete actual cost of the Board of Directors during the term assessed, including all the compensation elements awarded to the Board members plus any spending reimbursements. Furthermore, it is published on the corporation's web site, itemized and detailed as the Board approves.

23.5 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: The total effective cost of the Board of Directors is included in the Company's Corporate Governance Report and is made public by publication on the Company's website. As proof of the above, it can be verified that on page 12 of the 2024 Corporate Governance Report (which was approved by the Board of Directors at its meeting held on January 28, 2025), the amount paid by the Company for this concept is reported, through the following route: https://www.grupoexito.com.co/es/Anual-corporate-governance-report-2024.pdf Likewise, this amount is also disclosed through the Company's financial statements, which are also public. **NO. Explain:**

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 101 NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date Modification dates Measure No. 24: The President of the corporation and the senior management. 24 . 1 . The corporation’s governance model creates an effective separation between the corporation’s administration or governance (represented by the Board of Directors) and the ordinary course of business (in the hands of the senior management and led by the President of the corporation) . N/A NO X YES 24.1 Measure implementation YES . Briefly indicate : The company's governance model establishes an effective separation between the management of the company by the Board of Directors and the ordinary course of business by Senior Management, which can be observed in different sections of the Bylaws (Articles 36 , 41 and 42 ) and the Corporate Governance Code . by establishing the functions, limits and powers attributed to each organ . In this regard, Article 17 of the Bylaws expressly establishes that the management of the Company corresponds in the first place to the General Shareholders' Meeting and in the second place to the Board of Directors as its delegate, while the legal representation of the company and the management of the corporate business will oversee the CEO of the Company . The Company's Bylaws can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA

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NA. Precise the law or regulation that prevents the adoption of the recommendation

Implementation date	March 17, 2015
Modification dates	

24.2. In general, the policy of the Board of Directors consists of delegating the ordinary course of business to the senior management team, thereby focusing its activities on the overall strategy, supervisory, governance, and control functions.

24.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: In this regard, the recommendation was accepted by establishing in the Bylaws (Article 36) and in the Rules of Procedure for the Board of Directors, incorporated in chapter 2.2.1 of the Corporate Governance Code of the Company, the functions of the Board of Directors with a view to concentrating its activity in the functions of strategy, supervision, government and control. For its part, the functions enshrined in the Bylaws (Chapter 5, Title 4) and the Corporate Governance Code, in charge of the Chairman of the Company, correspond to the functions necessary for the performance of the ordinary course of business and the management of the Company's corporate business.

Similarly, it is established in Article 37 of the Bylaws that the Board of Directors may delegate to the Committees, the CEO or other legal representatives, when it deems it appropriate and if it is delegable, one or more of the functions listed in Article 36.

The Company's Bylaws can be consulted at the following route:
https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf

The Company's Corporate Governance Code can be consulted at the following route:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

The Rules of Procedure for the Board of Directors can be consulted at the following route:
https://www.grupoexito.com.co/es/Rules-of-Procedure-for-the-Board-of-Directors.pdf

NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 103 NA. Precise the law or regulation that prevents the adoption of the recommendation March 17, 2015 Implementation date Modification dates 24 . 3 . As a general rule, members of the Company’s senior management are identified, assessed, and appointed directly, for they are their immediate staff . Otherwise, the corporation may have the Board of Directors appoint the senior management members upon the proposal of the President of the Company . However, no matter who makes the final appointment, the Board’s Nomination and Compensation Committee will get to know and assess the candidates to hold key executive positions within the Company, and it will issue its opinion . N/A X NO YES 24.3 Measure implementation YES. Briefly indicate: NO . Explain : With respect to the first part of the recommendation, article 36 . 7 (paragraphs a) and b) of the Bylaws establishes the obligation of the Board of Directors to appoint the CEO, the Internal Auditor and the General Counsel . The same occurs in the case of the appointment of the President of Retail Colombia Operations and the Vice Presidents, at the proposal of the President of the Company . In this regard, understanding that the measure enshrines the option that the company may alternatively opt for the members of the Senior Management to be appointed by the Board of Directors at the proposal of the Chairman, the Company has adopted the option to enshrine this option in its internal regulations . However, the "No" option is selected, taking into account the recommendations received from the Financial Superintendence on August 5 , 2024 , where they inform the Company that the general rule provided for in the measure must be expressly enshrined, and taking into account that, in accordance with article 61 of the Bylaws, the Company currently has only the Audit and Risks Committee .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 104 The Company's Bylaws can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 24 . 4 . The corporation has a clear policy to delegate functions approved by the Board of Directors and/or a power scheme that permits to assess the degree of empowerment of the President of the corporation, and that of the remaining members of the senior management . N/A X NO YES 24.4 Measure implementation YES. Briefly indicate: NO . Explain : Although Chapter 5 , Title 4 of the Bylaws (Articles 38 to 44 ) establishes the functions and powers of the CEO and the other legal representatives of the Company, which allow us to know the level of empowerment that the Board of Directors has assigned to Senior Management, and this document, in the opinion of the Company, is the ideal document to demonstrate the scheme of powers . In response to the recommendations received from the Financial Superintendence on August 5 , 2024 , where they indicate that an independent Policy must be in place, the "No" option is selected . The Bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 105 NA. Precise the law or regulation that prevents the adoption of the recommendation Implementation date Modification dates 24 . 5 . The Board of Directors, through the Nomination and Compensation Committee, or whoever fulfills its functions, leads annually the performance assessment of the President of the corporation , and learns about the assessments of the other senior management members . N/A X NO YES 24.5 Measure implementation YES. Briefly indicate: NO . Explain : The recommendation was accepted in the Senior Management Remuneration and Assessment Policy (Performance Evaluation) where it is established that the performance evaluation of the CEO, General Counsel and the Internal Auditor will be carried out by the Board of Directors . However, considering the recent appointment of the Board of Directors and the CEO of the Company, and the period in which the Company finds itself consisting of internal restructurings and adjustments in its corporate governance documents in line with the proposed strategy, the performance evaluation of the CEO for the period 2024 was dispensed with . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 106 NA. Precise the law or regulation that prevents the adoption of the recommendation January 15, 2016 Implementation date Modification dates 24 . 6 . The corporation has a compensation policy for the President of the Company, and for the remaining senior management members approved by the Board of Directors . It identifies all the compensation elements that may be actually met, bound to the attainment of long - term objectives and to risk levels . N/A NO X YES 24.6 Measure implementation YES . Briefly indicate : Article 2 . 3 . 1 of the Corporate Governance Code contains the Senior Management Remuneration and Assessment Policy, which identifies all the remuneration components to which members of the Company's Senior Management may aspire, from fixed remuneration to variable remuneration tied to the fulfillment of short and long - term objectives . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation September 14, 2016 Implementation date Modification dates 24 . 7 . If the compensation of the President of the corporation includes fixed and variable components, it s technical design and method of calculation impede that the variable component may surpass the maximum limit set forth by the Board of Directors .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 107 N/A NO X YES 24.7 Measure implementation YES . Briefly indicate : In this regard, the recommendation was accepted, in such a way that the CEO of the Company has a fixed remuneration and a variable remuneration component, which according to the form of its calculation cannot exceed the maximum limit established by the Board of Directors . The foregoing is in accordance with the Senior Management Remuneration and Assessment Policy established in article 2 . 3 . 1 of the Company's Corporate Governance Code . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation September 1, 2015 Implementation date September 14, 2016 Modification dates IV. CONTROL ARCHITECTURE Measure No. 25: Ambiente de Control . 25 . 1 . The Board of Directors is ultimately responsible for establishing a solid control environment in the Company adapted to its nature, size, complexity and risks, and that complies with the budgets set forth in Recommendation 25 . 1 . N/A NO X YES 25.1 Measure implementation YES. Briefly indicate: In accordance with article 36.3, letters a), b) and c) of the Company Bylaws and article four of the Regulations of the Board of Directors incorporated in article 2.2.1 of the Company's Corporate Governance Code it is the duty of the Board of Directors to:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 108 a) To ensure an adequate control environment within the Company and its subordinates, striving for a control architecture that encompasses all the Companies of the group, and supervising its effectiveness. b) To approve the risk policy and its delegation, and to periodically monitor the company's main risks, including those assumed in off - balance sheet operations. c) To approve, monitor and evaluate the effectiveness in relation to the internal control systems, in accordance with the procedures, risk control systems and alarms approved by the Board of Directors . The Company has defined the Control Architecture, in accordance with Chapter Eight of the Corporate Governance Code, which frames the main components that the Company has in relation to the control environment, risk management, the internal control system, information and communication and monitoring, which takes into account the nature, The Company's size, complexity, and legal requirements, which were reviewed, updated and approved by the Board of Directors in 2015 . During 2024 , through its Audit and Risk Committee, the Company's Board of Directors learned about and monitored the Company's control environment and risk management . The Company's Articles of Association can be consulted at the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 25 . 2 . In the case of Conglomerates, the Parent Company’s Board of Directors will strive for a Control Architecture with a consolidated and formal scope that encompasses all the Subordinate Companies, establishing responsibilities for conglomerate policies and guidelines on this matter, and defining clear reporting lines that provide a consolidated vision of the risks to which the Conglomerate is exposed, and the control measures needed .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 109 N/A NO X YES 25.2. Measure implementation YES. Briefly indicate: In accordance with Article 36 . 3 of the Bylaws, the Company's Board of Directors defined the Control Architecture in Chapter Eight of the Corporate Governance Code, with which it promotes a culture of appropriate risk management and control in the Company and its subsidiaries ; defines roles and responsibilities around risk management, internal control and evaluation, as well as the reporting and monitoring lines ; and defines the consideration of the risks that derive from strategic definitions and business processes, to carry out monitoring, evaluation and management . In this context, the Group's entities may apply their own policies, in accordance with special standards or regulations given by their location or type of business, as long as they are compatible with the general principles defined by the parent company . During 2024 , the Company participated through the Administration in the governing bodies and key areas of the Control Architecture of the subsidiaries, through the defined reporting and communication lines and carried out permanent coordination and monitoring with them, including key activities such as comprehensive risk management, compliance and internal audit ; as well as the coordination of the Tax Auditor's Office with its counterparts in each subsidiary . The Company's Articles of Association can be consulted at the following route : https : //www . grupoexito . com . co/es/bylaws - 21 - 03 - 2024 . pdf The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 110 Modification Dates Measure No. 26: Risk Management. 26.1. The risk management objectives in the Company are those established in Recommendation 26.1. N/A NO X YES 26.1. Measure implementation YES . Briefly indicate : The Company has defined a risk management model by levels : strategic, project, business and process ; with differentiated roles, responsibilities and reports in each of them, which was updated and validated by the Audit and Risks Committee in May 2017 . At all these levels, identification, evaluation, monitoring and periodic reporting activities are carried out, in accordance with the provisions of recommendation 26 . 1 . , which are contained in Chapter Eight "Control Architecture" of the Company's Corporate Governance Code . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 111 26.2. The Company has a risk map, which is used to identify and monitor the financial and non - financial risks to which it is exposed. N/A NO X YES 26.2 Measure implementation YES . Briefly indicate : The Company has a corporate - strategic risk map that is regularly communicated to Senior Management, the Audit and Risks Committee and the Board of Directors ; and risk maps at business, projects and processes which are regularly updated and communicated to the risk representatives . During 2024 , and as an expression of a risk culture entrenched in the Company, an analysis was made of the main risks, opportunities, and trends in the light of changes in the political, social, economic, technological, environmental, and legal, as well as the factors that permeate the industry where the Company operates . with the participation and leadership of the company Senior Management, where a new strategic risk profile was obtained, and new strategies were defined and implemented for its management . The risks of this level were reviewed by the Audit and Risks Committee and validated by the Board of Directors . In addition, the Board of Directors and its Audit and Risk Support Committee monitored the strategic risks of Cybersecurity and Political and Legal, making an in - depth analysis of the current panorama, the short - and medium - term perspectives, and the treatment measures that mitigate both the occurrence and the negative impacts of these risks . Within the framework of the continuous improvement of the risk management methodology, a practical guide was developed that establishes clear guidelines so that all employees can easily identify their risks, thus promoting the autonomy of the teams . This process included updating the risk matrix, aligning it with the latest trends in the field, and the creation of the detailed guide that guides employees step by step in the completion of the matrix, both at the level of processes and projects of the Company . Within the framework of the Business Continuity Plan (BCP), the company reinforced its focus on Operational Business Impact Analysis (operational BIA) . In line with this objective, contingency strategies were designed and established for two critical processes : the purchase and distribution of goods, which are measures so that, in situations of interruption, processes operate normally without much frustration . In addition, in collaboration with the IT team, the company carried out tests of the Disaster Recovery Plan (DRP) as

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 112 part of the business continuity strategies (BCP) which allowed to evaluate the effectiveness of the protocols established to guarantee operational availability and minimize the impact of disruptive events . At the same time, the company carried out work to continue maintaining the AEO (Authorized Economic Operator) certification granted by the DIAN . As part of the actions carried out, a comprehensive analysis was carried out to identify and evaluate the key risks related to international sourcing, with a specific focus on ensuring business continuity in the face of potential disruptions in supply chains . During the period, in coordination with the Disclosure Committee, a comprehensive risk management exercise was carried out related to the process of disclosure of financial and relevant information to the market . NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date Modification Dates 26.3. The Board of Directors is responsible for defining a risk management policy and setting maximum exposure limits for each risk identified. N/A NO X YES 26.3 Measure implementation YES . Briefly indicate : Pursuant to numeral 36 . 3 , literal b), of article 36 of the Company Bylaws, the Board of Directors is responsible for approving the Risk Policy, delegating risks, and its delegation, and to periodically monitor the main risks of the Company, including those assumed in off - balance sheet operations . To this end, the Board of Directors has approved the Risk Management Policy included in the Corporate Governance Code . In addition, the Board validated the risk appetite for those at the strategic level and the level of risk delegation in accordance with it .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 113 The bylaws can be consulted through the following route: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf In compliance with the Risk Management Policy, during 2024 the Company's strategic risks were updated with the Senior Management team, which were reviewed by the Audit and Risks Committee and validated by the Board of Directors in November 2024 NO. Please Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date Modification Dates 26 . 4 . The Board of Directors is aware of and regularly supervises the Company’s effective exposure to the established maximum risk limits and proposes actions to correct and monitor them in case of deviations . N/A NO X YES 26.4. Measure implementation YES . Briefly indicate : The Regulations of the Board of Directors incorporated in numeral 2 . 2 . 1 of the Corporate Governance Code and the Policy for the Comprehensive Risk Management of the Company contained in Chapter Eight of the same Code, establish that the Board of Directors, with the support of the Audit and Risks Committee, has among its functions to periodically supervise the effective application of the Company's Comprehensive Risk Management . In compliance with the Risk Management Policy, during 2024 the Company's strategic risks were updated with the Senior Management team, which were

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 114 reviewed by the Audit and Risk Committee and validated by the Board of Directors in November 2024 . Likewise, those treatment measures necessary for the mitigation and control of risks were identified . In addition, the Board of Directors and its Audit and Risks Support Committee monitored strategic cybersecurity, political and legal risks, conducting an in - depth look at the current panorama, the short - and medium - term prospects, and the treatment measures that mitigate both the occurrence and the negative impacts of these risks . The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 26 . 5 . Within the risk management policy framework, the senior management performs the processes and is responsible for managing the risks ; therefore, it must identify, assess, estimate, control, monitor, and report them . In doing so, it defines methodologies and ensures that the management of risks is coherent with the risk strategies and policies set forth, and with the top limits approved . N/A NO X YES 26.5 Measure implementation YES . Briefly indicate : In accordance with Chapter Eight of the Corporate Governance Code, it is the responsibility of Senior Management to implement and maintain the Comprehensive Risk Management System and its alignment with the strategy .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 115 The risks at the strategic - corporate level are identified, defined, assessed and managed directly by the Company's Senior Management, so that the defined action plans are directed by it for execution by the different process owners . During 2024 , Senior Management, with the support of the Vice Presidency of Corporate Affairs, identified, analyzed, and measured the Company's main risks in light of the external and internal context and trends in the political, economic, social, technological, environmental, and legal fields ; and defined the strategies to be developed to control and mitigate risks according to the defined appetite . This analysis was reported to the Audit and Risks Committee and presented to the Board of Directors . The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date Modification Dates 26.6. The corporation has a policy to delegate risks approved by the Board of Directors. It establishes the limits of risk that may be managed directly at each of its levels. N/A NO X YES 26.6 Measure implementation YES . Briefly indicate : The Board of Directors approved the Risk Management Policy contained in the Corporate Governance Code . Additionally, and at its November 2017 it approved the strategic risk delegation rules according with the risk appetite and assessment of them, in line with the organizational structure approved by the Board of Directors . During 2024 , the evolution of the risk assessment

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 116 according to the defined risk appetite and its treatment measure was monitored The Company's Corporate Governance Code can be accessed at: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 1, 2015 Implementation Date Modification Dates 26.7. Within conglomerates, there must be a comprehensive management of risks , so that there is cohesion among the belonging companies and control of them. N/A NO X YES 26.7 Measure implementation YES . Briefly indicate : The Company has defined in its management model a strategic level and a level of the Company’s businesses . The first level, the focus is on risks that affect compliance with the Company’s strategic pillars with a vision from the corporation with a Group scope . the second level, the focus is on the risks that affect each one of the Company’s businesses . In accordance with the risk management model, the matrix defines an approved language and methodology for subordinate companies that are considered "business units" from the model . For the rest of the subordinate companies, there is a monitoring and reporting scheme, as well as synergies in risk management measures . NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 117 N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date January 15, 2016 Modification Dates 26 . 8 . If the corporation has a complex and diverse structure for business and transactions, there is a risk management post (CRO Chief Risk Officer ) . In the case of companies integrated in control configurations and/or business groups, the incumbent has faculties over the conglomerate at large . N/A NO X YES 26.8 Measure implementation YES . Briefly indicate : In the Company’s organizational structure, the role of CRO is held by the Head of Integrated Risk Managementan, who reports to the Vicepresidency of Corporate Affairs . The CRO is responsible for managing compliance policies, together with the compliance officers of each of the subsidiaries', and risk management policies at the Business Group level . NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date Modification Dates Measure No. 27: Control Activities

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 118 27 . 1 . The Board of Directors is responsible for ensuring that there is an adequate internal control system , adjusted to the corporation and its complexity, and coherent with the risk management in force . N/A NO X YES 27.1 Measure implementation YES. Briefly indicate: In accordance with numeral 36 . 3 , Letter c) of article 34 of the Company Bylaws, it is the duty of the Board of Directors to : Approve, monitor and evaluate the efficiency of internal control systems in compliance with procedures, risk management systems and alarms that have been approved by the Board of Directors . The Board of Directors executes this function through its Audit and Risks Committee . The Regulations of this Committee, contained in the Corporate Governance Code incorporated in the second chapter, numeral 2 . 2 . 4 . 2 . 1 . 1 , defines the functions concerning the Internal Control System, as support to the Board of Directors . The Company's Corporate Governance Code can be accessed at : https:// www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 27 . 2 . The Board of Directors is responsible for overseeing the effectiveness and suitability of the internal control system . This could be delegated to the Audit Committee, with no lessening of the Board’s supervisory responsibilities .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 119 N/A NO X YES 27.2 Measure implementation YES . Briefly indicate : In accordance with numeral 36 . 3 , literal c) of article 36 of the Company Bylaws, it is the duty of the Board of Directors to : Approve, monitor, and evaluate the efficiency of internal control systems in compliance with procedures, risk management systems and alarms that have been approved by the Board of Directors . In addition, the Regulations of the Audit and Risks Committee of the Board of Directors contained in the Corporate Governance Code incorporated in the second chapter, numeral 2 . 2 . 4 . 2 . 1 , article 2 , defines the functions in relation to the Internal Control System, as support to the Board of Directors, without this one losing its supervisory responsibility . During 2023 , the Audit and Risks Committee held six (6) ordinary and three (3) extraordinary meetings, and supervised the Internal Control and Risk Management System, mainly through the reports received from Internal Audit, the Statutory Auditor, the Comprehensive Risk Management area and the Financial Vice - Presidency within the framework of compliance with the Sarbanes Oxley Law ; it also validated the evolution and updating of strategic risks . This Committee presented a report on its activities to the Board of Directors . The Company's Corporate Governance Code can be accessed at: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 120 27 . 3 . The corporation applies and demands the self - control principle . It is understood as the ability of the individuals who participate in the various processes to consider control as an inherent part of their responsibilities, fields of activity, and decision - making . N/A NO X YES 27.3 Measure implementation YES . Briefly indicate : In the chapter Eight of the Corporate Governance Code, in the section on Control Activities, includes the principle of Self - Control is included, understood as the "ability of people to consider control as an inherent part of their responsibilities, fields of action and decision - making" . It requires that those who participate in the different processes understand control as part of the responsibilities derived from the processes themselves, to ensure that each of the relevant risks identified are adequately managed and that the policies, processes, controls and measures developed are effectively applied in practice . The Company implemented a Self - Control Program that operated at the corporate level until February 2020 and at the operational level in 496 stores of all brands until February 2022 where the semi - annual self - assessment was carried out on its most critical risks and key controls, defining corrective action plans when deviations were detected . From the moment the program was canceled, the project to redesign the model began with the aim of strengthening it as an enabler and enhancer of value in the management of the Company's operational risk . During 2024 , work continued with those responsible for the company's processes and operations, strengthening the identification of process measurement mechanisms, modeling early warnings and dashboards that facilitate the monitoring of operations . The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 121 December 31, 2001 Implementation Date Modification Dates Measure No. 28: Information and Communication . 28 . 1 . Within the corporation, there is top - down and horizontal communication about the culture, philosophy, and policies concerning risk , and about the limits of exposure approved, so that the staff at large regards the risks and control activities within their functions . N/A NO X YES 28.1 Measure implementation YES . Briefly indicate : The Control Architecture approved by the Board of Directors provides mechanisms to ensure communication within the different levels of the descending and horizontal organizational structure of the risks and control activities of each process . During 2024 , the Senior Management participated directly in the assessment of each of the strategic risks, the definition of their current and future treatment measures, as well as the validation of risk scenarios . The strategic risks were reported to Senior Management, the Audit and Risks Committee and the Board of Directors . NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 122 January 15, 2016 Implementation Date Modification Dates 28 . 2 . Within the corporation, there is a bottom - up mechanism to report information (toward the Board of Directors and the senior management) reliable, clear, and complete, which provides support and permits an informed decision - making, risk management, and control . N/A NO X YES 28.2 Measure implementation YES . Briefly indicate : In chapter 8 of the Corporate Governance Code, the Enterprise Risk Management Policy of Control Architecture has defined the reporting mechanisms up to Senior Management, the Audit and Risks Committee and the Board of Directors . For the reporting and communication of risk management, there are different reporting levels, as follows : - Strategic level : During 2024 , the strategic risks and their treatment measures, which were defined by Senior Management, were reported to the Board of Directors, with prior validation by the Audit and Risks Committee . - Project level : Projects that require authorization from the Board of Directors will have a risk analysis of the project . This analysis will consider the most relevant intrinsic risks of the project and the risks that derive from it and that may affect the fulfillment of the Company's strategic pillars . These risks, as well as the treatment measures, are identified and managed by the director who is defined for each project . The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 123 January 15, 2016 Implementation Date Modification Dates 28.3. The corporation’s mechanisms for communication and report of information : i. Allow the senior management to engage the corporation as a whole, highlighting its responsibility in risk management and the setup of controls. ii. Enable the corporation’s personnel to understand their role in risk management and the identification of controls, as well as their individual contribution in connection with the work of others. N/A NO X YES 28.3 Measure implementation YES . Briefly explain : In chapter 8 of the Corporate Governance Code, the Enterprise Risk Management Policy establishes roles and responsibilities in risk management for the different levels of the Organization from those responsible for processes up to the Board of Directors . Additionally, the flow of communication established in the Company’s Control Architecture allows Senior Management to involve the whole organization at the strategic, tactical business, project and process levels, highlighting its responsibility regarding risk management, the identification and definition of control activities and reporting . Once the organization’s strategic risk profile has been defined by the Senior Management and subsequently presented to the Audit and Risks Committee and Board of Directors, the communication is made to the company's personnel to guarantee their commitment to managing the risks under its administration and the definition and implementation of the necessary controls and treatment measures . The same applies to the management of business risks and processes risks, the latter being managed by risk managers . Within the framework of the continuous improvement of the risk management methodology, a practical guide was developed that establishes clear guidelines so that all employees can easily identify their risks, thus promoting the autonomy of the teams . This process included updating the risk matrix, aligning it with the latest trends in the field, and the creation of the detailed guide that guides employees step by step in the completion of the matrix, both at the level of processes and projects of the Company The Company's Corporate Governance Code can be accessed at :

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 124 https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date Modification Dates 28 . 4 . There are internal anonymous - tip systems or “whistle blowers” through which the employees may inform anonymously any illegal or unethical behaviors, or those that may contravene the corporation’s risk management and control culture . The Board of Directors receives a report on these claims . N/A NO X YES 28.4 Measure implementation YES . Briefly indicate : The company's Transparency Program approved by the Board of Directors has established a Transparency Line for the receipt of complaints of illegal or unethical behavior, or that may contravene the culture of risk management and controls of the company, which is made up of various channels to facilitate access to different interest groups, such as email : etica@grupo - exito . com , or telephone 018000 - 522526 , the ethics form on the corporate intranet and website, which are widely publicized . Reports made through these mechanisms are handled with absolute confidentiality, guaranteeing their confidentiality and the possibility of anonymity of the person making the report . Information on the Company's whistleblowing channels can be found in chapter 5 . Whistleblowing channels of the Transparency Programme, which is published on the corporate website https : //www . grupoexito . com . co/es/transparency - program . pdf The administration of these channels is in charge of a specialized third party independent of the Company, which promotes their use and makes it easier for the whistleblower to provide better quality information, freely and spontaneously without any retaliation . In this way, the company has a Non - Retaliation Policy for reports or denunciations, which aims to establish

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 125 principles and general rules of action that allow guiding and adhering to a culture of reporting and denunciation within the company and the protection of those who make a report and/or denunciation in good faith . also the actions that the company may take in the event that it is identified and verified that a person has been subjected to retaliation . The Company's Ethics Committee, made up of members of the Company's Senior Management, monitored the statistics and management of the cases reported through these channels, each of them in four (4) ordinary sessions held during 2024 . Likewise, during the same year, the Board of Directors has been aware of its own information on the main statistics and relevant cases received in the Transparency Line through a consolidated monthly and semi - annual written report by the Compliance Officer . NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: September 11, 2014 Implementation Date January 15, 2016 Modification Dates Measure No. 29: Monitoring of Control Architecture 29.1. The Board of Directors , through the Audit Committee, is responsible for overseeing the effectiveness of the different components of the corporation’s Control Architecture . N/A NO X YES 29.1 Measure implementation YES. Briefly indicate: Pursuant to numeral 36.3, literal c), article 36 of the Company Bylaws, it is the duty of the Board of Directors to approve, monitor and verify the efficiency of internal control systems pursuant to the procedures, risk control systems and alarms approved by the same Board of Directors. The Board of Directors exercises this function through its Audit and Risks Committee.

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 126 Likewise, the Regulations of the Committee in the numeral 2 . 2 . 4 . 1 , article 12 it is function of the Audit and Risks Committee, of the Corporate Governance Code, defines the functions in relation to the Internal Control System, as support to the Board of Directors . During 2024 , the Audit and Risks Committee supervised the different components of the Internal Control Architecture, supported by Senior Management, the Risk Management Department, the Compliance area, monitoring of financial performance, the Internal Audit and the Statutory Auditor, in the different scopes of its activity . In addition, Internal Audit carried out the annual evaluation of the Internal Control System based on a diagnostic model built from the incorporation of global good practices, which included the evaluation of the control environment, risk assessment, control activities, information and communication, monitoring, accounting management, information technology management, environmental, social and governance, digital transformation . At the end of the exercise, the main results were reported to the organization's managers and improvement plans were proposed for the elements that required it . The Company's Articles of Association can be consulted at the following route : https : //www . grupoexito . com . co/es/bylaws - 21 - 03 - 2024 . pdf The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 127 29.2. The corporation’s monitoring activities, aimed at confirming the effectiveness of the Control Architecture , involve, in a special way, the cooperation of the internal audit functions and of the Statutory Auditor in matters within their competence, and particularly those regarding the company’s financial information. N/A NO X YES 29.2 Measure implementation YES . Briefly indicate : In accordance with the provisions of Chapter Eight of the Corporate Governance Code, the Company shall have an Internal Audit area, whose mission mission shall be to provide independent and objective assurance (audit) and consultation (advice), on governance, risk, and control processes, looking for the improvement of the company's operations, helping it to meet its objectives . In addition, article 62 of the bylaws sets out the role of Internal Audit in the Company . Chapter Eight of the Corporate Governance Code also establishes the role and responsibility of the Statutory Auditor, as well as its remuneration and other matters that delimit its scope . In addition, article 47 of the Company Bylaws establishes the functions of the Statutory Auditor, including the review of financial and accounting information . During 2024 , the Internal Audit and the Statutory Auditor, exercised their role as established therein, informing about their work to the Audit and Risks Committee of the Board of Directors . The Company's Corporate Governance Code can be accessed at: https:// www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 128 January 15, 2016 Implementation Date Modification Dates 29.3. The corporation’s internal audit function has bylaws approved by the Audit Committee. They describe explicitly the scope of its duties, and should comprise the topics indicated in recommendation. N/A NO X YES 29.3 Measure implementation YES . Briefly indicate : The Company has Internal Audit Statute that, according to the Corporate Governance Code, was updated in July 2024 and approved by the Audit and Risk Committee of the Board of Directors ; and contemplates, in addition to all the issues indicated in recommendation 29 . 3 , including the necessary autonomy and independence, the work of evaluating and assuring risk management processes, evaluating and ensuring that risks are being correctly assessed, evaluating reporting mechanisms for key business risks and their management by those responsible ; additionally, the good practices defined in the standards of the international framework for the professional practice of Internal Auditing issued by the Institute of Internal Auditors - IIA Global are contemplated . NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: November 19, 2014 Implementation Date Modification Dates 29.4. The head director of the internal audit remains professionally independent of the senior management of the corporation or conglomerate that has hired him, by being functionally dependent from the Audit Committee exclusively.

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 129 N/A NO X YES 29.4 Measure implementation YES . Briefly indicate : In accordance with Article 62 of the Company's Bylaws and Internal Audit Bylaws, the Internal Auditor will report professionally and functionally to the Board of Directors, which will be responsible for appointing and removing the candidates proposed by the Audit and Risk Committee . During 2024, the Internal Audit ratified its independence before the Audit and Risk Committee of the Board of Directors at its meeting on November 12. The Company's Articles of Association can be consulted at the following link: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 29.5. The corporation’s Board of Directors is responsible for appointing and dismissing the head of the internal audit upon the proposal of the Audit Committee. The market is informed of his dismissal or resignation. N/A NO X YES 29.5 Measure implementation YES . Briefly indicate : Among the functions of the Board of Directors, enshrined in article 36 , numeral 7 , of the Company Bylaws, is to freely appoint and remove the Internal Auditor, with a prior report from the Appointment, Remuneration and Corporate Governance Committee, and the Audit and Risks Committee .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 130 The removal or resignation of the Internal Auditor if this occurs would be reported to the market in compliance with Decree 2555 of 2010. The Company Bylaws can be accessed by visiting: https://www.grupoexito.com.co/es/bylaws - 21 - 03 - 2024.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 29.6. The S tatutory Auditor of the corporation or conglomerate is clearly independent of them . The respective audit report makes a statement about this capacity. N/A NO X YES 29.6 Measure implementation YES . Briefly indicate : The independence of the Statutory Auditor is a necessary condition for his nomination by the Board of Directors and his appointment by the Shareholders' Meeting ; in addition, in accordance with the provisions of Chapter Eight, title of monitoring the control architecture of the Corporate Governance Code, the Statutory Auditor must report to the Audit and Risks Committee, among others, if the condition of independence with respect to the Company or its related parties is maintained . At the Audit and Risks Committee of the Board of Directors in February 2024 , the Statutory Auditor firm issued its independent opinion on the financial information for the year 2023 . The Company's Corporate Governance Code can be consulted at the following route :

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 131 https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date Modification Dates 29.7. If the corporation is the holding company of a conglomerate, the Statutory Auditor is the same for all the companies, including those that are offshore . N/A X NO YES 29.7 Measure implementation YES. Briefly indicate: NO. Explain: In this regard, it is defined in chapter 8 , Monitoring of the Control Architecture, Statutory Audit and External Control of the Company's Code of Corporate Governance, indicating that the Statutory Audit service will be assigned to the Company and its subsidiaries, with the same firm, with a common and shared vision of the Business Group . Although it is intended to be the same firm in all companies, the economic conglomerate in which Grupo Éxito is located included Grupo Pao de Azúcar (Brazil) and Grupo Casino (France) until the beginning of 2024 , becoming attached to Grupo Calleja in February 2024 , so the implementation of the measure requires the alignment of the various locations . which has legal, operational, financial, and technical implications .

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The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf
N.A. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	
Modification Dates	

29.8. The corporation has a policy to appoint the Statutory Auditor approved by the Board of Directors and communicated to the shareholders. It contains the provisions indicated in recommendation 29.8.

29.8 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: Chapter 8 of the Corporate Governance Code related to the Control Architecture Monitoring, Statutory Auditor and External Control, contains the policies established for the election of the Statutory Auditor, that includes the provisions stablished in measure 29.8. During the year 2024, the date of the last election, these definitions were applied in the election process of the current Statutory Auditor, by Senior Management, the Audit and Risk Committee, the Board of Directors and the General Shareholders' Meeting. The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf
NO. Explain:
NA. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 133 January 15, 2016 Implementation Date Modification Dates 29.9. The corporation sets forth a maximum contract term with the auditing firm that ranges between five (5) and ten (10) years , in order to avoid excessive proximity with such a firm and/or its teams, and to safeguard its independence. Regarding Statutory Auditor - natural person without contract with any auditing firm, the maximum contract term is 5 years. N/A X NO YES 29.9 Measure implementation YES. Briefly indicate: NO. Explain: The Company's bylaws and Company Policies did not foresee a maximum term for which the Company could re - elect the Statutory Auditor's firm . However, the Corporate Governance Code did foresee that at least every five (5) years the natural persons who perform the duties of Statutory Auditor within the firm must be rotated . In addition, it was established that the person who has been rotated may only perform the functions of Statutory Auditor after a period of two (2) years has elapsed . The Company has advocated the adoption of the measure, with everyone, given the changes it has faced and taking into account that it is part of Grupo Calleja . Implementation of the measure requires alignment of the various locations, which has legal, operational, financial, and technical implications . In 2022 , the firm that performs the function of Tax Auditor for the Group's entities in Colombia was changed . The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 134 Implementation Date Modification Dates 29.10. Within the maximum contract term, halfway through it, the corporation promotes the turnover of the auditing - firm associates assigned to it , and that of their work teams. At the end of such term, the turnover of the firm itself must obligatorily take place. N/A NO X YES 29.10 Measure implementation YES . Briefly indicate : In accordance with the provisions of chapter 8 , Monitoring of the Control Architecture, Statutory Audit and External Control, of the Code of Corporate Governance, the Company promotes the rotation of the partner of the Statutory Audit firm and his work team . It was foreseen that at least every five (5) years the natural persons who perform the functions of Statutory Auditor within the firm should be rotated . In addition, it was established that the person who has been rotated may only perform the functions of Statutory Auditor after a period of two (2) years has elapsed . In 2024 , the firm that performs the function of Tax Auditor for the Group's entities in Colombia and Argentina was changed . The Company's Corporate Governance Code can be consulted at the following route : https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 135 August 29, 2012 Implementation Date Modification Dates 29.11. The corporation extends the existing prohibition to avoid contracting with the Statutory Auditor any professional services other than the auditing of its accounts – and related functions sanctioned by the current regulations, to individuals or entities related to the auditing firm. This includes companies within the group of the auditing firm, and companies of which a large number of shareholders and/or administrators coincide with those of the auditing firm. N/A NO X YES 29.11 Measure implementation YES . Briefly indicate : Pursuant to chapter 8 of the Corporate Governance Code, the Company extends this limitation of the recommendation to individuals or entities related to the hired Statutory Audit firm . The entities include companies of the Corporate Group, as well as companies with a large number of partners and/or managers in common with those of the Statutory Audit firm . The Company's Corporate Governance Code can be accessed at: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date Modification Dates 29.12. In its public information, the corporation discloses the total amount of the contract with the Statutory Auditor , as well as the proportion that these honoraria have for the auditing firm in relation to the total income associated to the firm’s financial auditing activity. N/A NO X YES 29.12 Measure implementation YES. Briefly indicate:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 136 On its website, the Company posts the annual value of the professional fees paid to the Statutory Audit firm for its services, as well as the proportion it represents of the firm’s total revenue from its statutory audit activity. The certification for 2024 can be found at: https://www.grupoexito.com.co/en/certificates - other - documents NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2016 Implementation Date Modification Dates V. FINANCIAL AND NON - FINANCIAL TRANSPARENCY AND INFORMATION Measure No. 30: Information disclosure policy. 30.1. The Board of Directors has approved an information disclosure policy that features, at least the information provided in recommendation 30.1. N/A NO X YES 30.1 Measure implementation YES . Briefly indicate : The Board of Directors, at a meeting held on January 19 , 2016 , approved the Financial and Non - Financial Information Disclosure Policy contained in Chapter Five of the Company's Corporate Governance Code, which contains the information contained in the recommendation . This Policy was last modified in August 2024 , in order to (i) align the Policy with the current regulations issued by the Financial Superintendence of Colombia (Decree 151 of 2021 and Circulars 031 of 2021 and 012 of 2022 ) and as required by the rules of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE), with respect to the disclosure of information to the market and, (ii) comply with requests made regarding the disclosure of information by the Financial Superintendence of Colombia to the Company .

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In addition to the above, in February 2018 the Disclosure Committee submitted to the Audit and Risks Committee for consideration the Disclosure Procedure, which was approved at its meeting on February 19 and aims to manage and control the preparation and disclosure of financial and non-financial information to the financial and capital markets and to the different Stakeholders identified by the Company, seeking that all interested parties have the same level of information, as well as clear, truthful, sufficient and timely information, in such a way as to facilitate knowledge of the company's progress, its current situation and decision-making by the interested parties. This procedure is published on the corporate website and is public knowledge. It can be consulted in the following route: https://www.grupoexito.com.co/es/3.Disclosure-Procedure.pdf Similarly, the company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf The bylaws can be consulted in the following route: https://www.grupoexito.com.co/es/bylaws-21-03-2024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 19, 2016
Modification Dates	August 12, 2024

30.2. In the case of conglomerates, the disclosure of information to third parties is comprehensive and transversal in regard to the group of companies, so that those external parties may have a wellgrounded idea of the conglomerate's facts, organization, complexity, activity, size, and governance model.

30.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 138 YES . Briefly indicate : The Company discloses the financial and non - financial information to which it is obliged by law relating to both the company itself and the consolidated companies that are part of the Conglomerate . During 2024 , the Company disclosed information in a comprehensive and transversal manner in relation to the companies that belong to the Conglomerate, in accordance with the requirements of the Financial Superintendence of Colombia and the other markets where the Company had the status of issuer of the stock market . Likewise, information on the subordinates that are part of the Conglomerate is included in the company's consolidated financial statements and in the periodic year - end report ; both documents that are transmitted by the company to the SFC and that are published on the corporate website . This information provides stakeholders and other third parties with the necessary elements of judgment to form an informed opinion about the Conglomerate . The documents along with all the relevant information published during 2024 can be found in the following path: https://www.grupoexito.com.co/en/relevant - information NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: May 29, 2015 Implementation Date February 19, 2018 Modification Dates Measure No. 31: Financial statements: 31 . 1 . If there are qualifications [salvedades] in the Statutory Auditor’s report, these, and any possible corporate actions to solve the situation, will be explained to the shareholders gathered at the General Assembly, by the president of the Audit Committee . N/A NO X YES 31.1 Measure implementation

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YES. Briefly indicate: In article 2.2.4 of the Company's Corporate Governance Code that contains the Regulations of the Audit and Risks Committee, in paragraphs oo) and pp) of the section corresponding to the Statutory Auditor's Office, the Chairman of the Committee is responsible for communicating to the General Shareholders' Meeting the qualifications that have been reported in the Statutory Auditor's report together with the actions that the company proposes to solve this situation.

The company's Corporate Governance Code can be consulted at the following route:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	January 15, 2016
Modification Dates	September 13, 2023

31.2. If the Board of Directors considers that it must keep its own opinion vis-à-vis the Statutory Auditor's **qualifications** [salvedades] or emphasis paragraphs, these are **explained and justified appropriately** to the **General Assembly through a written report** that specifies the contents and scope of the discrepancy.

31.2 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: In article 2.2.4 of the Corporate Governance Code of the Company that contains the Regulations of the Audit and Risks Committee, in paragraph oo) of the section corresponding to the Statutory Auditor's Office, the content of the recommendation is expressly included.

The company's Corporate Governance Code can be consulted at the following route:
https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 140 NA. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date September 13, 2023 Modification Dates 31 . 3 The public financial information contains a detailed description of transactions with or between related parties . These include transactions between conglomerate companies that the corporation deems material through objective parameters such as their volume, percentage on assets, sales or other indicators . There is also a reference to any offshore transactions . N/A NO X YES 31.3 Measure implementation YES . Briefly indicate : The Transactions between Related Parties that are considered material to the Company are included in detail in the Financial Statements, as well as in the Corporate Governance Report . In the case of the Company, these transactions were included in note 9 . 2 of the separate Financial Statements that were submitted for approval by the Ordinary General Shareholders' Meeting held on March 21 , 2024 , and on page 31 of the Corporate Governance Report also submitted for consideration by the same body in 2024 . Similarly, in the Corporate Governance Report approved by the Board of Directors in January 2025 , information was included on where the information can be found in the Financial Statements . Similarly, in the financial information that was published quarterly during 2024 , note 10 of the Consolidated Financial Statements and note 9 . 2 of the Separate Financial Statements reported the Transactions between related parties that were entered into . The Financial Statements and the Corporate Governance Report presented at the ordinary meeting of the Assembly can be found in the following route: https://www.grupoexito.com.co/en/shareholders - meeting - 2024 - ordinary - meeting - march - 21 - reports - and - financial - statements Likewise, quarterly financial statements can be found in the following route: https://www.grupoexito.com.co/en/financial - information

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The latest corporate governance report can be found in the following path: https://www.grupoexito.com.co/es/Anual-corporate-governance-report-2024.pdf **NO. Explain:**
NA. Precise the law or regulation that prevents the adoption of the recommendation:

Implementation Date	December 31, 2000
Modification Dates	May 29, 2015

Measure No. 32: Information to the markets.

32.1. In the context of the information disclosure policy, the Board of Directors (or the Audit Committee), **adopts the necessary measures to ensure that the financial and capital markets receive all the financial and non-financial information on the corporation** required by the regulations in force, plus any other that it considers relevant for investors and clients.

32.1 Measure implementation **YES** [X] **NO** [ ] **N/A** [ ]

YES. Briefly indicate: Article 2.2.4 of the Company's Corporate Governance Code, corresponding to the Regulations of the Audit and Risks Committee, in the section corresponding to the financial information and reporting processes, establishes as the function of the Committee that included in the recommendation. Likewise, this section includes other related functions, such as supporting the Board in the supervision of the financial information that the Company must publish periodically and verifying that this information is prepared with the same principles and professional practices as the annual accounts, among other related functions. In 2024, prior to the disclosure of financial information, the Audit and Risks Committee reviewed the Financial Statements. The company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate-Governance-Code.pdf

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 142 NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: January 15, 2016 Implementation Date September 13, 2023 Modification Dates 32.2. The corporation’s web site is user - friendly. The visitor finds any Corporate Governance information easily. N/A NO X YES 32.2 Measure implementation YES . Briefly indicate : The Company's website is designed and organized in a simple, friendly and intuitive manner to guide users through the different access options to the information that is published, including information and documents on Corporate Governance and those concerning the Company's financial and non - financial information . The structure of the corporate website obeys the market standards, especially those of other issuers comparable to the company and guaranteeing due compliance with those obligations that correspond to the company as an issuer of 3 stock markets (Colombia, Brazil and the United States) . Likewise, the website has a Corporate Governance link in which all the documents and information corresponding to this matter are found and a shareholder and investor link in which users can find the documentation and information corresponding to the relationship with investors . Likewise, the Company is constantly working to continue making available, in a friendly manner, all relevant information that, due to good corporate governance practices, must be available to the public and to shareholders, and has information in Spanish and English, and some relevant documents in Portuguese . The Company's website is located at the following route: https://www.grupoexito.com.co/en NO. Explain:

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 143 NA. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date December 2019 Modification Dates 32.3. In this vein, the corporation’s web site includes, at least, the links indicated in recommendation 32.3. N/A NO X YES 32.3 Measure implementation YES . Briefly indicate : The website includes the links mentioned in the recommendation in both Spanish and English, which can be verified at https : //www . grupoexito . com . co/en , the sections are located on the upper left side by scrolling down the main menu . Likewise, the website has a section in Portuguese, which includes some relevant documents that are part of the recommendation and that ensure due compliance with the Brazilian securities market regulations applicable to the Company as a foreign issuer in such market . NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date December 2019 Modification Dates 32.4. In general, the supporting documents through which the corporation conveys information to the markets are files easy to share, download, and print.

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 144 N/A NO X YES 32.4 Measure implementation YES . Briefly indicate : As one of the main communication mechanisms between the Company and its Stakeholders, the website contains documents that can be printed, downloaded and shared by any user of the page, there are no restrictions of any kind . Similarly, when the Company discloses relevant information through the mechanism provided by the Financial Superintendence of Colombia, and through the platforms provided for the same purpose by the authorities of Brazil and the United States, the files are uploaded in such a way that they can be downloaded, printed and shared . NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: March 17, 2015 Implementation Date Modification Dates 32 . 5 . If the corporation is sizable and complex , it publishes every year on its web site, an explanatory report on the organization, methods, and procedures of its Control Architecture . It seeks to provide accurate and reliable financial and non - financial information, and to protect the company’s assets as well as the safety and effectiveness of its transactions . A risk management report complements the above information . N/A NO X YES 32.5 Measure implementation YES . Briefly indicate : The Company publishes the Corporate Governance Report annually on its website . This report explains in detail the topics included in the recommendation and also contains a report on the Risk Management System and the control architecture . Similarly, the Company's Management Report mentions these issues in a more general and concise manner .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 145 Finally, a document explaining the role of auditing within the Company is also published on the Company's website . The above document can be found in the following path : https://www.grupoexito.com.co/es/Internal - audit.pdf The Company's latest Corporate Governance Report can be verified in the following route: https://www.grupoexito.com.co/es/Anual - corporate - governance - report - 2024.pdf The latest Management Report of the Company can be verified in the following route: https://www.grupoexito.com.co/es/Management - report - 2023.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: February 25, 2016 Implementation Date Modification Dates Measure No. 33: Annual Corporate Governance Report. 33 . 1 . The company prepares an Annual Corporate Governance Report . The Board of Directors is responsible for its contents, after their review and a favorable concept by the Audit Committee . This report accompanies the remaining documents of the closing of the accounting period . N/A NO X YES 33.1 Measure implementation YES . Briefly indicate : In accordance with the provisions of chapter eight of the Corporate Governance Code, the annual report will contain, among others, the Annual Corporate Governance Report, which must be approved by the Board of Directors, after validation by the Audit and Risks Committee . In exercise of this practice, the Company submitted the Annual Corporate Governance Report for approval by the Board of Directors at its January 2025 meeting, after review by the Audit and Risks Committee .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 146 The Company's Corporate Governance Code can be consulted at the following route: https://www.grupoexito.com.co/es/1.Corporate - Governance - Code.pdf The Company's latest Corporate Governance report can be verified in the following route: https://www.grupoexito.com.co/es/Anual - corporate - governance - report - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2015 Implementation Date Modification Dates 33 . 2 . The company’s Annual Corporate Governance Report is not a mere transcription of the governance norms included in the bylaws, internal regulations, good - governance codes, or other company documents . It does not intend to describe the corporation’s governance model, but rather explain how it actually works and any relevant changes during the accounting period . N/A NO X YES 33.2 Measure implementation YES . Briefly indicate : The purpose of the Company's Annual Corporate Governance Report is not to be a mere transcription of the Corporate Governance standards incorporated in the different internal documents ; on the contrary, its main purpose is to explain the reality of the Company's operation, for which it includes information corresponding to the ownership structure of the organization, the structure of its Administration, the composition of the Board of Directors and the Audit and Risks Committee, its operation and main objectives and challenges, achievements and opportunities for improvement that arose in the respective year, the relationship of transactions between related parties executed and the risk management report, among others .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 147 This information provides the Company's stakeholders with a view of its current situation and its vision of the business . The report is published on the Company's website and is publicly accessible to the entire market . The latest Corporate Governance Report presented by the company can be verified in the following route: https://www.grupoexito.com.co/es/Anual - corporate - governance - report - 2024.pdf NO. Explain: N.A. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2015 Implementation Date January 28, 2025 Modification Dates 33 . 3 . The company’s Annual Corporate Governance Report describes , at the end of the accounting period, how the company enforced, throughout the year, the governance recommendations it adopted as well as the leading resulting changes . The structure of the company’s Annual Corporate Governance Report coincides with the scheme provided in recommendation 33.3. N/A NO X YES 33.3 Measure implementation YES . Briefly indicate : The Company's Annual Corporate Governance Report is prepared in accordance with the structure described in recommendation 33 . 3 and contains information at the end of the year that describes the manner in which (i) the Corporate Governance recommendations adopted by the Company were complied with during the year ; and (ii) the regulations that the Company is required of the different jurisdictions . Similarly, the Report contains the main changes that have occurred during the year (whether they are derived from commercial transactions or corporate matters), and describes the challenges, achievements and opportunities evidenced .

FINANCIAL SUPERINTENDENCE OF COLOMBIA Page 148 Among the information included is that referred to (a) the implementation of strategies to give continuity to the process of building value relationships between the Company and its stakeholders ; (b) the rigorous communication of the Company's financial and non - financial information, in strict compliance with the principle of transparency and disclosure and the regulations applicable to the Company as issuer of 3 securities markets (Colombian, Brazilian and American) . The Company's latest Corporate Governance Report, approved by the Board of Directors in January 2025, can be verified in the following route: https://www.grupoexito.com.co/es/Anual - corporate - governance - report - 2024.pdf NO. Explain: NA. Precise the law or regulation that prevents the adoption of the recommendation: December 31, 2015 Implementation Date January 28, 2025 Modification Dates